Exhibit 99.49

2006 RESOURCE ESTIMATION
CAMPAMENTO GOLD PROJECT

on the

IXHUATAN PROPERTY

CHIAPAS STATE, MEXICO

for

LINEAR GOLD CORP

2000 Barrington Street

Suite 502, Cogswell Tower

Halifax, Nova Scotia

Canada B3J 3K1

by

G. H. Giroux, MASc, PEng.

Giroux Consultants Ltd.
Suite 1215 – 675 W. Hastings St.
Vancouver, B.C.  V6B 1N2

June 22, 2006

- i -

12.0	DIAMOND DRILLING
	12.1 General	38
	12.2 Drilling Program	38
	12.3 Early Logging Procedural Problems	44
	12.4 Drill Collar Locations	44
	12.5 Geotech Logging	46
	12.6 Results	46

13.0	SAMPLING METHOD AND APPROACH
	13.1 Drilling Procedure	47
	13.2 Core Logging Procedure	48
	13.3 Relogging and Drill King Drilllogs	49

14.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY
	14.1 Sample Protocol for Rocks/MMI/Stream Sediment Samples	49
	14.2 Drill core samples	50

15.0	DATA VERIFICATION
	15.1 Introduction	51
	15.2 Blanks	52
	15.3 Standards	52
	15.4 Duplicates	52
	15.5 Twinned Holes	53
	15.6 Independent Sampling by Micon	54

16.0	ADJACENT PROPERTIES
	16.1 Introduction	55
	16.2 Ownership / Location / Access / Physiography	55
	16.3 History	55
	16.4 Geological Setting	56

17.0	MINERAL PROCESSING AND METALLURGICAL TESTING	57

18.0	MINERAL RESOURCE ESTIMATES
	18.1 Data Analysis	57
	18.2 Geological Model	60
	18.3 Composites	61
	18.4 Variography	61
	18.5 Block Model	62
	18.6 Interpolation	63
	18.7 Bulk Density	63
	18.8 Classification	64

19.0	OTHER RELEVANT DATA AND INFORMATION	68

20.0	INTERPRETATION AND CONCLUSIONS	68

- ii -

21.0	RECOMMENDATIONS	69

22.0	BIBLIOGRAPHY	70

23.0	CERTIFICATE	72

LIST OF FIGURES

Figure #		Page #

1.	Location Map - Ixhuatan Project, southern Mexico	6
2.	Location Map - Ixhuatan Project - Chiapas State	7
3.	Detailed Location Map - Ixhuatan Project, showing concessions	10
4.	Location of Ejidos - Ixhuatan Project	13
5.	Regional Geological Map - Chiapas State	16
6.	Geological Map - Ixhuatan Project Area	17
7.	Airborne Magnetic Survey - Ixhuatan Project, including the Santa Fe Mine area	19
8.	Compilation Map - Ixhuatan Project - Au soil anomalies / IP / Geology	20
9.	Geological Interpretation - San Isidro Anomaly - IP Results Line 4	21
10.	Campamento Plan of Drill Holes showing strong fracturing	25
11.	Soil Geochemistry - Ixhuatan Project, showing Gold anomalies	34
12.	Rock Geochemistry - Ixhuatan Project, showing Gold anomalies	36
13.	Contoured MMI Soil Geochemistry over the Campamento Grid	37
14.	Diamond Drill Hole Plan - Ixhuatan Project - Campamento Target	40
15.	Cross Section 150, Looking NE	41
16.	Cross Section 250, Looking NE	42
17.	Cross Section 275, Looking NE	43
18.	Simplified Geological Setting - Santa Fe Area	45
19.	Lognormal Cumulative Probability Plot for Gold	57
20.	Dendograph for Campamento assays	59
21.	Plan view showing limits of strong fracture zone	60
22	Isometric view of Campamento block model	62

	LIST OF TABLES

Table 1	Ixhuatan Property Description	8
Table 2	Assay Results from Surface Sampling near Drill hole IX-26	35
Table 3	Comparison of Recovery of early and later drill holes	44
Table 4	Survey control points used at Campamento	45
Table 5	Micon check samples compared to Linear Original Assays	54
Table 6	Summary of Gold populations present at Campamento	58

- iii -

Table 7	Summary of statistical parameters for gold and silver 5 m Composites	61
Table 8	Summary of semivariogram parameters for Campamento	61
Table 9	Search Parameters for Ordinary Kriging	63
Table 10	Statistics for Bulk Density Measurements	64
Table 11	Measured Resource	66
Table 12	Indicated Resource	67
Table 13	Inferred Resource	67
Table 14	Measured plus Indicated Resource	68

APPENDICIES

1	QA/QC Plots for Blanks, Standards and Duplicates	73

2	Listing of drill holes used in Study	82

3	Semivariograms for gold and silver	84

- iv -

1.0

SUMMARY

•

This report describes a preliminary resource estimate produced on the Ixhuatan property, situated in north-western Chiapas State, Mexico for Linear Gold Corp (Linear).   Linear acquired the property when it acquired M.I.M. Mexico S.A. de C.V., and Minera Mount Isa Panama S.A. (collectively referred to as “MIM”), from Xstrata plc. in 2003.   MIM had been actively exploring for gold and base metals in Mexico, mainly Chiapas state, since 1996.   Linear Resources Inc. (predecessor to Linear Gold Corp) paid Xstrata a combination of cash, 1,000,000 common shares at a deemed price of $0.76 per share, and warrants to purchase up to 500,000 additional common shares at a price of $1.00 per share at any time for two years following the closing of the transaction.    Included in the transaction were all mineral exploration properties belonging to MIM / Xstrata in the Dominican Republic and Chiapas State, Mexico

•

This report is based on site visit to the Ixhuatan property on April 19-20, 2006 and on studies of all relevant literature concerning the project. In addition, discussions have been held with the Linear exploration staff at their field office in Tapilula, Mexico.

•

Chiapas State lies in the 450-kilometre-long gap between the Trans Mexican Volcanic Belt to the northwest and the narrow Central American Volcanic Arch to the southeast.  The area is both volcanically and tectonically active and covers the triple junction point of three crustal plates, the North American, Caribbean and the Central American Plates, an ideal area for the development of structures and associated fluid flow required for major world-class deposits.  The Ixhatan property and Campamento project is located in the north-western portion of  Chiapas State approximately 100 kilometres south of the city of Villahermosa.

•

A detailed program of stream sediment, soil samples, geologic mapping and prospecting and geophysics by MIM and Linear has lead to the discovery of several mineralized targets on the Ixhatan property.  The focus of this report, the Campamento deposit is one of these targets drilled by Linear.

•

The Campamento deposit covers an area of 250 m2 giving values up to 1485 ppb Au in soil samples.  The Campamento Au-Ag deposit is situated in a sequence of highly fractured Pleistocene-Pliocene andesitic Epiclastic volcanics and basal carbonate layers introduced by a complex feldspar porphyry system in the core of the deposit.  The core alteration of strong bleaching is surrounded by a broad zone of argillic alteration which in turn is surrounded by a larger carbonate altered zone.

•

The resource estimate is based on 8,372 gold / silver assays from 85 diamond drill holes.  A total of 5 gold assays were capped at 45 g Au/t while 7 silver assays were capped at 191 g Ag/t.

•

A geologic model based on the limits of intense fracturing which more or less corresponded to a gold grade shell of > 0.3 g/t was used to constrain the resource estimate.

•

Uniform down hole 5 m composites were produced to honour the boundaries of the geologic model.  Semivariograms from these composites identified the major directions of grade continuity as Az 70 Dip 0 and vertical.

•

A block model consisting of blocks 10 x 10 x 5 m in dimension was superimposed on the geologic model with all blocks coded with the percentage of block below topography and the percentage of the block inside the geologic solid.  Grades for gold and silver were interpolated into the blocks by ordinary kriging.

•

Bulk density was established from a file of 591 waxed core samples.  Bulk density was interpolated into blocks using inverse distance squared.

•

Blocks were classified as measure/indicated/inferred based on their geologic and grade continuity.

•

At this time no economic cutoff has been established so the resource can be presented at a series of gold cutoffs.

Measured + Indicated
Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	17,560,000	1.844	7.792	1,041,000	4,400,000
1.00	9,370,000	2.828	11.494	852,000	3,460,000
1.50	5,530,000	3.950	15.859	702,000	2,820,000
2.00	3,820,000	4.956	19.690	609,000	2,420,000

Inferred
Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	21,750,000	1.006	3.231	703,000	2,260,000
1.00	7,130,000	1.632	4.006	374,000	920,000
1.50	2,470,000	2.407	4.522	191,000	360,000
2.00	1,186,000	3.178	5.093	121,000	190,000

The measured plus indicated totals are broken up as follows:

Measured
Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	1,950,000	3.494	15.837	219,000	990,000
1.00	1,320,000	4.795	21.540	203,000	910,000
1.50	990,000	5.988	26.511	191,000	840,000
2.00	850,000	6.719	29.114	184,000	800,000

Indicated
Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	15,620,000	1.638	6.790	823,000	3,410,000
1.00	8,050,000	2.505	9.845	648,000	2,550,000
1.50	4,540,000	3.505	13.533	512,000	1,980,000
2.00	2,970,000	4.453	17.000	425,000	1,620,000

•

It is recommended the block model be used for a preliminary scoping study to determine the economic viability of this project.

2.0

INTRODUCTION AND TERMS OF REFERENCE

This report documents a preliminary resource estimation on the Campamento Zone, Ixhuatan property of Linear Gold Corp (LRR) and was prepared by Gary H. Giroux, PEng. as requested by Mr. Wade Dawe, President and CEO of Linear Gold Corp, an Alberta registered company with its corporate office at Suite 770, 2000 Barrington Street, Halifax, NS., B3J 1K3.   Linear is listed on the TSX Exchange, with symbol LRR.

The purpose of the report is to provide an initial Resource estimate for the Campamento zone and update any project-related changes since the November 25, 2005 43-101 compliant report completed by P. Dimmell.  Sections concerning Property Description, Accessibility, History and Mineral Processing have been reproduced from this report.  The sections concerning Geology, Drilling, Exploration and Sampling have been updated from the Dimmell report by Linear geologists William Bond and Dave Rowe, both Qualified Persons under N.I. 43-101.   The author has visited the Ixhautan property and the field office and core logging and sample preparation facility of Linear in Tapilula, Mexico on April 19 to 20, 2006 and is responsible for the Resource Estimation.

Unless otherwise stated all units used in this report are metric.   Gold assays are reported in grams (g) Au per tonne unless ounces (oz) Au per ton are specifically stated.   US$ are used throughout this report where currencies are discussed unless otherwise stated.

3.0

RELIANCE ON OTHER EXPERTS

The author has relied on the documents listed in the References / Bibliography and the site visits for the information in this report, however, the conclusions and recommendations are his.   He has also assumed that all the information and technical documents listed in the References / Bibliography section of the report are accurate and complete in all material aspects; however, the accuracy and completeness of the data cannot be guaranteed.

Sections 4.0 – 8.0 and 10.0 of this report are reproduced from and earlier N.I. 43-101 report by P. Dimmell (Dimmell, 2005).  There are no changes to these sections since the last report and as a result they have been included in their entirety for clarity.

The results and opinions in this report are dependent on the information provided being current, accurate and complete.   No information has been withheld which would impact the conclusions or recommendations made.

4.0

PROPERTY DESCRIPTION AND LOCATION (from Dimmell, 2005)

4.1

General

The Ixhuatan property is located in the north-western portion of the state of Chiapas approximately 100 kilometres south of the city of Villahermosa, capital of Tabasco State, along all season Highway 195 which joins this city to Tuxtla-Gutierrez, capital of Chiapas, a further 100 kilometres to the south.   Chiapas is the southern-most state in the Mexican Republic, bordering on Guatemala to the southeast, with the Mexican states of Tabasco to the north, Oaxaca and Veracruz to the west and the Pacific Ocean to the south west (see Figures 1, 2).   The main part of the property (the Campamento zone) is located 3 kilometres to the west of highway 195, however is accessed via highway 195 to Rayon to the south, then through mainly dirt roads which follow the topography linking Rayon to small villages or "ejidos" including San Isidro Las Banderas, Riviera del Triunfo, and Laguna Chica. Travel time from Tapilula to the property is approximately 80 minutes.

Access to the property is difficult due to the rugged terrain and is attained primarily along trails and narrow dirt roads which were in existent or have been built by Linear.  Dense tropical vegetation, covered by thick soils, and the rugged topography with deeply incised rivers, makes travel difficult and outcrops hard to find except along the stream valleys.    Average elevation on the property is 1400 to 1600 metres above sea level with a maximum elevation of 2,470 m.  Clouds cover a good portion of the higher elevations on most days.

United States
Mexico
Gulf of Mexico
Pacific Ocean
CHIAPAS
Ixhuatan Project
Guatemala
Honduras
Belize
Nicaragua
Canada
United States
Mexico
Brazil
LINEAR GOLD CORP
Project: Ixhuatan
Lic No.
Location Map
Figure 1
DATUM NAD27
Date: Aug 2005
0 250 500
kilometers

Figure 1 - Location Map - Ixhuatán Project, southern Mexico

N
S
W
E
United States
Mexico
CHIAPAS
TABASCO
2000000m
VILLA HERMOSA
VERACRUZ
Ixhuatan
Project
OAXACA
Guatemala
CHIAPAS
1800000m
Guatemala
Pacific Ocean
Approval Pending
Property Boundary
Note: Roads continue south of Ixhuatan Project.
LINEAR GOLD CORP
Project: Ixhuatan
Location Map of Chiapas State
Drawn: DIGEOS
UTM Zone 15
Figure 2
Scale: 1:2,000,000
DATUM NAD27
Date: Aug 2005
-40
0
40
80
Kilometres
1600000m
400000m
600000m

Figure 2 - Location Map - Ixhuatan Project, Chiapas State

The property comprises approximately 98,000 ha, with the addition of properties recently applied for under the terms of mineral tenure in Chiapas State (Table 1).   Property descriptions in Chiapas utilize latitudes and longitudes, with concrete surveyed monuments established on or near the property and surveyed to determine their co-ordinates, thereby describing the property boundaries on the ground.   The boundaries are not physically surveyed.   As noted, the three properties outside of the main Ixhuatan property were applied for in a competitive bidding situation this past year and were awarded to Linear.   The details and actual sizes of the properties remain pending as of early October, 2005.

4.2

Land Tenure Requirements

There are no specifications in the Mexican Mining Regulations as to the amount of work necessary to retain exploration licenses, however, affidavits of all work carried out must be submitted on a yearly basis on all retained lands, and property taxes must be paid twice yearly in February and July.   The property tax assessment varies with the age and size of the concession but averages $US 0.50 per hectare per 6 months.    Both MIM and LRR have submitted reports to the Federal authorities on work carried-out on the Ixhuatan property.   Expenditures on the Ixhuatan property by MIM totalled $US 382,278.   The required taxes were paid and the property was in good standing as of the purchase by LRR.   It has been ascertained by the author that all taxes have been paid and the property remains in good standing as of the time of this report.

Table 1

Ixhuatan Property Description

Concession	Title No.	Acquisition date	Expiration date	Surface (hectares)	Corner No.	Longitude (decimal)	Latitude (decimal)
Rio Negro (Ixhuatan)	213480	May 01, 2001	May 10, 2007	28,323.946	1	-93.1699	17.2448
					2	-92.9575	17.2452
					3	-92.9575	17.3055
					4	-92.9806	17.3055
					5	-92.9801	17.3126
					6	-93.0632	17.3131
					7	-93.0632	17.3494
					8	-93.0857	17.3489
					9	-93.0845	17.4207
					10	-93.1700	17.4203
Nazarena	E109/00078	Applied Feb 10, 2005	*	10,000	*	*	*
Tapilula	E109/00083-00181	Applied May 16, 2005	*	22,000 (Est.)	*	*	*
Pichucalco	E109/00182	Applied June 01, 2005	*	46,822	*	*	*
TOTAL				98,000 app

Note: Total area still not known pending approval from govt.

5.0

ENVIRONMENTAL / SOCIOECONOMIC (from Dimmell, 2005)

5.1

Environmental

All environmental permits for the Ixhuatan project have been acquired, and to date all the conditions of the permits have been met.  Under terms of the drilling permit, any significant disruption to the land surface caused by drilling activities must be reclaimed.    This reclamation work has not been completed pending the further work on the expanding deposit(s).  Environmental regulations are governed by the Secretaría de Medio Ambiente y Recursos Naturales [SEMARNAT], whose personnel make regular visits to the Ixhuatan worksite for environmental compliance inspections.  No infractions have been committed or noted.

Linear is using the Prospector's and Developer's Association of Canada's (PDAC), Environmental Excellence in Exploration (E3) as a guide for environmental compliance.    Controls have been implemented to prevent or minimize contamination of the area where diamond drilling or related exploration activities are taking place.

Some of these prevention methods include:

1) Use of mainly "man-portable" drills which don't require roads for placement.

2) Restricted use of toxic additives/mud used by the drilling companies.

3) All MSDS documents are required on site and are checked regularly.

4) Fuel caches are designed to contain any possible spills.

5) Sump holes are dug at each drill site to prevent silt and drill mud from entering the water supply with the mud recycled, when possible, from the sumps.

6) Oil absorption mats are kept available and are used to aid with cleanup as required.

7) Any spills are cleaned up immediately.

8) Memos have been circulated to the drill companies regarding environmental and safety controls.

An in-house Environmental officer oversees ongoing efforts to control risks to the environment. A system of water quality checks has been implemented to measure any changes to the background water quality in the local drainages and water supplies.  Water analysis is being performed every three months as a monitor to overall water quality.  Water samples taken in July 2005, October 2005, and March 2006 are all within the acceptable ranges and show no contamination.

1940000m
1920000m
1900000m
1880000m
490000m
N
W
E
S
TEAPA
Pichucalco
Approval Pending
Property Boundary
-5
0
5
10
Kilometres
LINEAR GOLD CORP
Project: Ixhuatan
Location Map
Ixhuatan Property
Drawn: DIGEOS
UTM Zone 15
Figure 3
Scale: 1:250,000
DATUM NAD27
Date: Aug 2005

Figure 3 - Detailed Location Map - Ixhuatan Project, showing concessions

5.2

Community Consultation

Although land tenure for mineral rights is acquired through the national government, the local areas or ejidos own the surface rights to the lands near their villages / settlements.  MIM’s and Linear's social and community efforts in the Ixhuatan area have been good.

Agreements have to be negotiated with each ejido to allow surface work to be carried out on their properties.  The agreements negotiated by Linear are generally for three years allowing for "low impact" exploration such as prospecting, soil and rock sampling and limited hand trenching, for certain annual payments. The agreements "transition" into permission for higher impact exploration such as road building, trenching and diamond drilling for higher annual payments, sometimes related to a payment per drill hole. To date a number of agreements have been signed (see Figure 4 - Ejido Location) with two of these carrying on to the higher impact stage, in the Campamento area, in the Ejido of San Isidro Las Banderas.

Both MIM and Linear have focused efforts on hiring local people as much as possible, including their technical team.   Both MIM and Linear have dealt with the local village councils or "ejidos" on all aspects of their exploration and are generally regarded as excellent “corporate citizens”.   Linear, by utilizing local labour from the ejidos as much as possible, gives relatively high paying jobs to the local communities.  MIM / Linear have also helped out with community projects such as road building, health issues and other community improvement projects.    Linear employs a Mexican specialist in community relations to inform the local communities and work with them in an effort to evaluate the property and still help them raise their quality and standard of living, which in this area is barely subsistence living.

Development of a significant deposit, while affecting the traditional life in the area, offers opportunities for economic benefits to the people of the immediate area and to the State of Chiapas and Mexico in general.   The author’s contact with the local people during his site visits corroborates that Linear is held in high regard by the local population.  Linear is cognizant of its responsibilities to the indigenous people in the area and is working to improve their standard of living while exploring, defining and developing the mineral deposit(s) in an environmentally and sustainable manner.

6.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY (from Dimmell, 2005)

Chiapas has an area of 70,254 km2 which is 3.7 % of the total area of Mexico, ranking eighth among the Mexican states in size.   Population is 3,600,000 (1997), with most of the population centered near the capital city of Tuxtla Gutiérrez (11%).

Native inhabitants, make Chiapas, and Oaxaca, to the northwest, the Mexican states with the widest ethnic and cultural diversity.   The 1997 census indicates approximately 770,000 native Indians in the state, 32% of whom do not speak Spanish, are mostly located in the central-northern portion of the state.

Chiapas has reasonably good infrastructure with good communications and highway systems through the mainly mountainous terrain. The railway system and air transportation are also reasonable with international airports located to the north in Villahermosa, Tabasco and to the south at Tuxla Gutiérrez.    The road system totals approximately 19,000 kilometres with the main highways, the Pan American Highway which links the state capital, Tuxla Gutiérrez, to the state of Oaxaca and Guatemala and highway 195 which joins Tuxtla Gutiérrez to the capital city of Villahermosa in the Tabasco to the north.   Highway 195 passes adjacent to the Ixhuatan property.    Sea access is well developed with the state’s southern boundary on the Pacific Ocean where the port city of Puerto Madero near the Guatemala frontier, is located.    Chiapas is one of the most important states in the Mexican Republic in electrical power generation, with four main hydroelectric power plants.    Security concerns in Chiapas have diminished in recent years and are much less than in other Central and Southern American countries.

The state is rugged with mountainous topography up to 2500 m above sea level (asl), covered with tropical vegetation which has kept it relatively remote from the rest of Mexico until recently.  Chiapas is located in the Central American tropical zone with the climate varying from sub-humid temperate to humid hot with rain all year long and average temperatures ranging between 18° C and 27° C.   The "rainy season" lasts from October to December, when work is very difficult.   Most of the territory is covered by tropical rain forest, which covers approximately 35% of the state.    Agriculture is an important economic driver in the state with the production of corn, beans, bananas, cacao and coffee.

Access to the property is by air to Villahermosa, then by road, Route 195, south to Tapilula, the location of the office and core logging facilities, then on highway 195 to Rayon, then on paved and then unimproved side roads to San Isidro and a recently built road which accesses the Campamento portion of the Ixhuatan property (see Figure 2).  The time taken to drive from Villahermosa to Taplilula, a distance of approximately 150 km, is approximately 2 hours due to the windy stretches of road in Chiapas.  Since the roads beyond Rayon are unimproved, the time to drive to the property from Tapilula is approximately eighty minutes even though the distance cross-country is a few kilometers.

Signed agreement (Low-Impact exploration)
Agreement for advanced exploration
kilometres
Ejido Nicapa
Ejido Viejo Lindavista
Ejido El Arenal
Ejido El Volcán
Ejido El Escobal
Ejido Esquipulas Guayabal
Ejido San Pedro Yaspac
Ejido Nuevo Chapultenango
Ejido Chapultenango
Ejido San Antonio Acambac
Ejido Guadalupe Victoria
Ejido Ixhuatan
Ejido Santa Anita
Ejido La Florida
Ejido San Isidro
Ejido San Isidro Las Banderas (Drilling Zone)
Ejido San Bernardo Abad (Tapilula)
Ejido Tapalapa
195
1930000m
1920000m
1910000m
1900000m
480000m
490000m
500000m
LINEAR GOLD CORP
Project: Ixhuatan
Ejido Location
Drawn: DIGEOS
UTM Zone 15
Figure 4
Scale: 1:170,000
DATUM NAD27
Date: Oct 2005

Figure 4 - Location of Ejidos - Ixhuatan Project
showing Ejidos with signed exploration agreements (to November 25, 2005)

7.0

HISTORY (from Dimmell, 2005)

7.1

General

The following summary description of prior work was taken from the ACA Howe report

" Geological Report on the Ampliación Pueblo Viejo, Loma el Mate, and Lome Hueca Concessions, Dominican Republic and the Ixhuatan, and Regional Chiapas Properties, Chiapas State Mexico".  This report summarized all work on the property up to the LRR / MIM deal and made recommendations for follow up which included drilling.

The Ixhuatan property was acquired by MIM in 2000 due to its proximity to the Santa Fe polymetallic mine, a former Au, Ag and Cu producer.  Investigation of numerous Au / Cu zones at Santa Fe indicated that the geological setting was a high sulphidation environment with the potential for an Au-Cu porphyry system at depth.  In 2000, a stream sediment geochemical study was carried out in the northern portion of Chiapas, which included the Santa Fe area.  This survey indicated strong gold in stream sediment anomalies on the Ixhuatan property, using an anomaly threshold of 5 to 10 ppb gold.   Anomalous areas were followed-up with sampling, at 400 m spacing, along the main drainages of the anomalous catchment areas.   The survey analyzed sieved stream sediment samples by both the BLEG (Bulk Leachable Extractable Gold by cyanide solution) method as well as the ICP method (for copper and pathfinder metals, such as As, Sb, Ag etc.).   The Ixhuatan property geochemical anomalies were located during this follow-up work. Additional detailed BLEG stream geochemistry, semi-detailed geological mapping, regional soil geochemical surveys and later detailed grids located three areas of Au-Cu-Mo geochemistry, called the San Isidro, Central and El Campamento zones.  These areas were found to be highly altered in a similar fashion to the Santa Fe area.   Pyrite stockwork, silicification, and argillization were found, all suggestive of a high-sulphidation epithermal mineralization system.  Eight lines of induced polarization geophysics (“IP”) were carried out over the San Isidro and the Central mineralized zones. Cross-sections showed strong chargeability anomalies across several lines with the anomalies typical of sulphide responses which could contain gold, silver and base metals.

7.2

Soil Geochemistry / Rock Chip Sampling

Exploration by MIM in 2001/ 02 included detailed BLEG stream geochemistry, geological mapping, soil geochemical surveys using auger soil-sampling along ridges and trails, and detailed grids over the three main anomalies plus rock chip sampling which delineated the San Isidro, Central and El Campamento Au-Cu-Mo anomalous areas.  The soil geochemistry indicates a strong correlation between Au-Cu-Mo.

The Cu and Mo anomalies are more restricted than the gold anomalies possibly reflecting shallow intrusive units (i.e. buried porphyries).  The gold anomalies are large with an anomalous zone > 100 ppb Au, extending from the Central to the San Isidro zone, a distance of 2 kilometers. Geological mapping, focused on these three areas indicates that they are highly altered similar to the rocks at Santa Fe.  Pyrite stockworks, silicification, jarosite, hematite and argillization with sericite-kaolinite are common, suggestive of a high-sulphidation epithermal mineralization system.

7.3

Geology / Mineralization

The Campamento zone covers an area of 250 m2 giving values up to 1485 ppb Au in soil samples.  The Campamento Au-Ag Deposit is situated in a sequence of highly fractured Pleistocene-Pliocene andesitic epiclastic volcanics and basal carbonate layers intruded by a complex feldspar porphyry system in the core of the deposit. Moderate manganese alteration is widespread on the surface of the deposit. The core alteration is marked by strong bleaching which is surrounded by a broad zone of argillic alteration which is in turn, situated in a large outer carbonate altered zone.

VILLA HERMOSA
Huimanguillo
Balancan
Emiliano Zapata
Teapa
Tenosique
Ixhuatan Project
Guatemala
TUXTLA GUTIERREZ
Chiapa De Corzo
San Cristobal De Las Casas
Cintalapa
Venustiano Carranza
Comitan
Arriaga
Tonala
Jaltenango
Guatemala
Pijijiapan
Pacific Ocean
Mapastepec
Motozintla
Puebla Nueva
Huixtla
Huehuetan
Geology
siltstone-sandstone (Triassic)
Water
acidic intrusive igneous (Paleozoic)
limestone (Early Cretaceous)
metamorphic complex (Paleozoic)
alluvium (Quaternary)
shale-sandstone (Paleozoic)
intermediate extrusive igneous (Late Tertiary)
limestone (Late Cretaceous)
siltstone-sandstone (Eocene)
acidic extrusive igneous (Late Tertiary)
shale-sandstone (Late Cretaceous)
conglomerate (Tertiary)
basic extrusive igneous (Quaternary)
salt (Middle Jurassic)
sandstone (Miocene)
intermediate extrusive igneous (Quaternary)
shale-sandstone (Oligocene)
Note: Roads continue south of Ixhuatan Project.
Approval Pending
Property Boundary
-40
0
40
80
Kilometres
LINEAR GOLD CORP
Project: Ixhuatan
Regional Geology
Chiapas State
UTM Zone 15
Figure 5
DATUM NAD27
Date: Aug 2005

Figure 5 - Regional Geological Map - Chiapas State

Gulf of Mexico
Guatemala
Santa Fe, Mine
Campamento
Kilometers
0
5
10
Tenement Linear
LINEAR GOLD CORP
Project: Ixhuatan
Geology
Ixhuatan Area
Drawn: DIGEOS
NTS:
Figure 6
Scale: as shown
DATUM
Date: Sep 2004

Figure 6 - Geological Map - Ixhuatan Project Area

7.4

Geophysical Surveys

7.41

Magnetic Survey

In May 2002, MIM carried out an airborne magnetic survey over the Ixhuatan project area using their proprietary “MiniMag” system.   The survey consisted of approximately 2000 line kilometres, covering approximately 215 km2, on lines spaced 200 m apart at a north-south orientation which covered the 4 main geochemically anomalous zones on the property as well as the adjoining Santa Fe deposits.   The survey outlined a large positive magnetic feature cut by a number of significant structures which extended from the Santa Fe Mine area to the Ixhuatan property (see Figure 7).

7.42

Induced Polarization Survey

Eight lines of induced polarization geophysics (“IP”) was carried out, with four north-south lines over the San Isidro anomaly and four lines, oriented east-west over the Central anomaly, using the pole-dipole array with electrode separations of 25 and 50 m.  The coverage totalled 11 line kilometres.  An interpretation, performed using the University of British Columbia (UBC) inversion process, was presented as scaled cross-sections of chargeability and resistivity.  The inversion cross-sections show a number of strong chargeability anomalies reaching 40 milliseconds that extend across several lines.  Some of the anomalies show corresponding resistivity-lows while others show no change in resistivity.  The anomalies are typical of responses from sulphide minerals (pyrite, marcasite, chalcopyrite and galena).

The four east-west lines (Lines 2N to 5N) over the Central Anomaly show several chargeable zones with one crossing all four lines.   It appears wider and stronger on Line 5N suggesting more IP is required to the north.   The zone aligns well with the geochemical soil gold anomaly making it a prime drill target.

The four north-south lines over the San Isidro anomaly show a number of anomalies continuing from line to line.   They are not coincident with the soil anomaly but are excellent geophysical anomalies and warrant evaluation through drilling.    Figure 8 shows a compilation of the geology, IP and soil geochemistry and Figure 9 shows MIM’s initial geological interpretation of the IP results along Line 4 over the San Isidro anomaly.

AREAS OF BURIED INTRUSIVES
Possible Structural Feature
Structural Intersection Focusing Fluids
Edge of Intrusive Units
Linear Drill Hole
LINEAR GOLD CORP
Project: Ixhuatan
Santa Fe Property
Airborne Magnetics
Sante Fe / Ixhuatan Properties
Drawn:
NTS:
Figure 7
Scale: as shown
DATUM
Date: Sep 2004

Strong chargeability anomalies
coincide with areas of Au
anomalism (red, yellow)
Central
Anomaly
San Isidro
Anomaly
3D Fence Diagram: Induced Polarization Sections Superimposed on Ixhuatan Soil Geochemistry
LINEAR GOLD CORP
Project: Ixhuatan
Looking NW
Compilation
(Geology, IP & Soil Geochemistry)
Drawn: DIGEOS
NTS:
Figure 8
Scale: as shown
DATUM
Date: Sep 2004

Figure 8 *- Compilation Map - Ixhuatan Project - Au-in-soil anomalies / IP cross sections*

1907500 mE
1908000 mE
1908500 mE
1909000 mE
S
N
MASL
1600
1400
1200
1000
1500 mN
1000 mN
Legend
Residual Soil
Andesitic Porphyry Lavas and Lahares
Andesitic Tuffs and Breccias
Hydrothermal Breccia Mineralized
Diorite - Granodiorite
Limestone
Sulfide Massive Mineralization
Alteration phyllic (Py+IH(ser)+Silice)
Alteration Argyllic hight Temperature I+Silice+Calcite
Alteration Argyllic Moderate Temperature (K+I-sm+Silice+Calcite)
Alteration Propyllitic (Ch+Ep+Silice+Calcite)
I.P. Chargeability Anomaly
Interpreted Stockwork with Sulfide Minerals
Fault (Helimagnetics Interpretation)
Drill-hole programmed
Soil Au ppb
Andesitic Tuffs
100-500 ppb
9 g/t Au Chip Channel
-100
0
100
200
300
Meters
LINEAR GOLD CORP
Project: Ixhuatan
Lic No.
Geological Interpretation of IP Results: Line 4, San Isidro Anomaly
UTM Zone 15
Figure 9
Scale: 1:50,000
DATUM NAD27
Date: Aug 2005

7.5

ACA Howe recommendations

Based on the IP and soil responses, ACA Howe recommended additional IP as well as 8 diamond drill holes to evaluate the geophysical targets plus a program of geological mapping and sampling through the altered / mineralized area, with a recommended budget of $US 154,000 (Ewert et al, 2003).   This recommended work was carried out by Linear in the winter of 2004, resulting in the discovery of gold mineralization at the San Isidro and Central targets, but more importantly at the Campamento target, where diamond drill hole 9 intersected 30 m of 11.6 g/t Au including 20 m of 17.6 g/t Au.

8.0

GEOLOGICAL SETTING (from Dimmell, 2005)

8.1

Regional Geological Setting

The geology of Chiapas is relatively poorly known due to its remoteness and ruggedness.   The area lies in the 450-kilometre-long volcanic gap between the Trans Mexican Volcanic Belt to the northwest and the narrow Central American Volcanic Arch to the southeast.   It is both volcanically and tectonically active and covers the triple junction point of three crustal plates, the North American, Caribbean and the Central American plates.   On-going volcanic activity is present with the most-recent eruption being the El Chichon volcano, located to the west of the Ixhuatan property, which last erupted from 1982-1985.   Intensive study over the last 20 years at El Chichon has defined a classic hydrothermal system developing within the volcanic edifice.

Six geological provinces are represented in the State.  These are: The Tabasco Deltaic Belt which occupies the north-western portion; the Chiapas Fold and Fault Belt which is the most extensive geological province in the State, covering 70% of the land mass, including the Ixhuatan Property; the Chiapas Batholith which is a series of plutonic rocks aligned in a NW-SE direction, forming a mountain range parallel to the Pacific Coast; the Soconusco Igneous Massif which includes the Tacaná volcano and associated units; the Tehuantepec Basin which includes recent deposits located along the Pacific coastline; and the Cuicateco Province which includes metamorphic volcanic and sedimentary units and is mainly exposed in Oaxaca but extends into Chiapas.

The description of the geology and mineral occurrences of Chiapas State was obtained from the Consejo de Recursos Minerales (“CRM”) as described in the “References”.    A map depicting the major geological units is included as Figure 5.

Possible Proterozoic units, as granodioritic gneisses, may occur within the Chiapas Batholith near the coastline. Discordantly overlying the basal rocks are a series of metamorphic units including serpentinites, schists, gneisses and quartzites as well as non-metamorphosed sandstones, conglomerates and other detritic units of middle to upper Paleozoic age.  These units have been affected by differentiated intrusions varying from gabbros to acidic phases.  The plutonic rocks are part of the Chiapas Batholith of Permian age and are known geographically as the Chiapas granite massif which is located in the southern part of the State. Marine Mesozoic rocks unconformably overlie the above lithological sequence and are represented by Triassic-Jurassic to upper Cretaceous detritic-calcareous units which occur in the north-central portion of the State.

They are strongly deformed, forming a  mountain range exposed as NW-SE-trending anticlinoriums / synclinoriums of the Fold and Fault Geologic Province, geographically known as the Sierra Madre Oriental. Cenozoic rocks ranging in age from Paleocene to Pliocene overlie the Mesozoic units. Paleocene units, marine in origin, form flysch type rhythmic deposits.   Rocks of Eocene age are of mixed continental and marine origin and are overlain by Oligocene units composed mainly of limestones, sandstones and shales.  Rocks of Miocene age are mainly calcareous units of marls, conglomerates, sandstones and shales.   The Pliocene-Holocene units are silt, sand and clay deposits together with pyroclastic deposits derived from the recent volcanic activity of the El Chichon and Tacaná volcanoes.

Most of the intrusive rocks in Chiapas are Paleozoic in age and occur in the Chiapas Batholith Geologic Province with the majority of exposures dated as Permian.  The Chiapas Granitic Massif is composed of a body approximately 250 kilometres in length consisting mainly of pink biotite granite to granodiorite.  The emplacement of the batholith most likely occurred during the Appalachian Orogeny. Tertiary intrusives are also found, although the most important intrusive rocks are, due to their size, units of Paleozoic age.   Tertiary age intrusive rocks affect practically the entire lithostratigraphic column with exposures limited mainly to the south-western part of the state but with occurrences near the Santa Fe Au / Cu deposits and the Ixhuatan property.  These units are represented by a suite of granitic rocks with a prevalence of pink coloured potassic granites that are compact and holocrystalline with phaneritic textures. Granodiorites, generally strongly weathered and hydrothermally affected by Tertiary volcanic activity, are also present.

8.2

Mineral Deposits in Chiapas

The only current mining activity in the State is amber mining in sandstones in northern Chiapas; however, CRM has delineated a number of geological zones as favourable areas for the localization of mineral deposits.  These prospective zones include: polymetallic mineralization, mainly restricted to the Chiapas Batholith - two types of occurrences,  silver and lead dominating; Iron-copper mineralization - primarily located near the border with Oaxaca - associated with Tertiary granitic intrusives intruding Cretaceous limestones giving contact metamorphism and skarns along an elongated zone 50 kilometres long and 20 kilometers wide; Copper-molybdenum mineralization - located on the south-western flank of the Chiapas Batholith, a total of 13 mineralized areas with all deposits interpreted as associated with Paleozoic metamorphic rocks intruded by Tertiary granitic intrusives.   Mineralization is characterized by sulphides, chalcopyrite, bornite, and molybdenite with some magnetite and hematite; Titanium, nickel and chromium mineralization - located in the eastern portion of the State near the Guatemala border within the Chiapas Batholith province.  Three known occurrences include ilmenite, rutile and iron oxides as lenses emplaced in metamorphic volcanic-sedimentary rocks and anorthosites with associated gabbros and related ultramafic units; Gold-copper mineralization, located in the north-central portion of Chiapas with the distribution irregular within an area limited to the south by the Chiapas Batholith, and to the north by the Santa Fe and La Victoria deposits.  The occurrences are found in zones of metasomatism developed in Cretaceous rocks intruded by Tertiary granitic units which formed calcareous skarns including wollastanite.   Mineralogical association is bornite, chalcopyrite, covellite, tetrahedrite, argentite, galena and sphalerite.

8.3

Property Geology

The Ixhuatan-Santa Fe region is underlain by shallow dipping Neogene volcanic and volcanic-related sedimentary rocks intruded by Tertiary granitoids.   The area is part of the Chiapas Fold and Fault Belt as defined by CRM.   The area reflects a basal structure, filled by well-bedded shales and sandstones which have been "up domed" by the nearby Chichon volcano.   Areas of flat-lying andesitic tuffs and lahar material are also present.  The geological setting is basal limestone, overlain by basalts, then a lahar unit with interbedded ash fall tuffs and andesitic lavas, which is intruded by mafic dikes.  Geological mapping by MIM in the south-central portion of the property located a relatively flat-lying stratigraphy composed of andesitic porphyries, lahars, tuffs and breccias of Pliocene age overlying a sequence of Eocene-Oligocene aged carbonates, siltstones and sandstones.  The stratigraphic package is intruded by Tertiary aged diorites and granodiorites.

8.4

Campamento Deposit Geology

The Campamento deposit is situated in a sequence of highly fractured Pleistocene-Pliocene andesitic volcanics and basal carbonate layers intruded by a complex feldspar porphyry system.

The Andesitic volcanics are comprised of a complex sequence of interlayered dominantly epiclastic (locally pyroclastic?) tuff to lapilli to volcanic breccias. On surface, there is a basic progression from coarser volcanic-epiclastic breccia phases at higher elevations (in the east) to finer tuff / flow phases in lower elevations (in the west). The upper coarser epiclastic unit to the east contains numerous types of volcanic fragments and appears to have originated as a pyroclastic flow / lahar / agglomerate. Drilling indicates these coarser epiclastic-pyroclastic phases are locally interlayered with finer volcanic units (10-50m thick-locally up to 100m thick) that vary from andesitic tuff to andesitic flow but also contain minor finely-bedded (reworked) tuffaceous sediments and airfall sediments. Overall the volcanic sequence appears to dip gently (approximately from –5° to -20°) west to north-west.

 At deeper levels there appear to be at least 2-3 separate interleaved limestone / marble units from 25m up to 225m thick that parallel stratigraphy. At least part of the limestone units are impure, comprised of intensely carbonatized volcaniclastic breccias / skarn. Drill hole IX-94, drilled towards the northwest side of the deposit, intersected massive limestone / marble at least 225 m thick.  That is, along the NW side of the deposit, at depth, the limestone appears to form a massive slab while, along the SE side, the limestone forms at least 3 separate, thinner layers. It is possible that this abrupt change from a single thick slab on the NW side to multiple layers on the SE side might be explained by a fault structure that focused later porphyritic intrusives (sections 250, 275).

Near the core of the deposit there is a feldspar porphyry complex that includes both intrusive and related extrusive phases. The latter extrusive phases include porphyrytic flows, crystal tuffs and pyroclastic breccia phases (with a feldspar crystal tuff matrix).  The core porphyry appears to be dominantly subvertical but locally there are zones where it is at least partly sub-horizontal (sub-parallel) to stratigraphy. It is possible that at least part of the porphyry complex was intruded near surface where it subsequently vented giving rise to the porphyritic flows and crystal tuff / pyroclastic phases.

8.41 Campamento Deposit Structural Controls

The Campamento deposit is comprised of a high-grade (+5 grams Au / tonne) core surrounded by a lower grade (approximate 1.0 gram / tonne Au) gold envelope. The deposit appears to be controlled within a zone of strong-intense fracturing. On surface, the fracturing occurs in numerous orientations that are juxtaposed against each other and are highly discontinuous over a few meters. Overall, however, the zone of intense fracturing and lower grade 1 gram gold envelope appears to form a linear NE-trending zone that is at least 110-150m wide and has been traced for at least 350m along strike. This zone of intense fracturing is subvertical, nearly perpendicular to the dip of the lithologies.

The zone of strong fracturing is outlined in Figure 10. In drill core the strong fracturing manifests itself as zones of strongly broken core to rubble, strong fracturing / micro-fracturing, fault zone gouge +/- sand and tectonic brecciation. In the figure, these various zones of fracturing / rubble are shown in black. The two red lines more or less outline the limit of the area of greater concentration and intensity of these zones of fracturing (rubble). This limit coincides fairly closely to the anomalous gold values > 0.3 grams / tonne.

Figure 10: Campamento Plan of Drill Holes showing strong fracturing and rubble zone

8.42  Campamento Deposit Alteration

The deposit is complexly altered but there is an approximate overall trend extending outwards from the core area starting with an inner zone of bleaching going to argillic and then to an  outer carbonate (calcite) alteration zone. Zones of strong bleaching are mostly adjacent to the porphyry complex although not all of the areas adjacent to the porphyry are bleached. There is abundant moderate argillic alteration developed throughout the fracture zone. Along the NW margin of the fracture zone, the argillic alteration is mostly confined within the deposit. Along the SE margin, the argillic alteration extends well beyond the limits of the fracture zone / deposit. Outwards from the argillic alteration zone and extending beyond the limits of the fracture zone (and the deposit), there is a wide-spread pervasive carbonate (calcite) alteration envelope that trends NE mimicking the trend of the deposit. The pervasive carbonate alteration also increases in intensity nearer to the limestone at depth.  On surface, manganese alteration is widespread but is most abundant near the outer limits of the core porphyry complex.

8.43  Campamento Deposit Veining

Abundant narrow carbonate+/-kspar +/- clay +/- quartz veinlets are developed throughout but the carbonate+/-kspar+/-rare quartz veinlets tend to be spatially associated with the core porphyry complex while the clay+/carbonate-rich veinlets are more distal, associated with the surrounding epiclastic-volcanic package. Within the core area, the carbonate+/-kspar+/-quartz veins are situated in a zone extending from 25-125m below surface. Below this level, down to about 250-300m the veinlets appear to be mainly calcite or clay+/-calcite. Below 250m, towards the basal limestone, the veins are quartz-carbonate  commonly with visible sphalerite, galena +/- chalcopyrite. This zonation suggests there is a temperature / pressure control to the system and that multiple overprinting events may have occurred.

The veins are oriented in every direction, but many of the veins are steeply dipping. Locally there are areas, however, where the veins appear to be sub-horizontal.

In the Drillking drill logs, many of the veins in the upper part of the deposit (in the core area) are indicated as just quartz - carbonate with no kspar. Although there was very little quartz seen, the veins were hard and it was assumed there was fine-grained quartz in the calcite. In most cases, the ICP data does not show a significant increase in potassium in the areas of calcite veining. Later petrologic work (Rainbow and Keyser, 2005) indicated the hardness was due probably to the potassium feldspar and that the amount of quartz is subordinate.

8.5

Petrology and Gold Distribution

Samples were submitted to two separate institutions to do a study on the lithologies and  gold distribution : Applied Petrographics - Clark (2005) and Queens University - Rainbow & Kyser (2005)

8.51   Clark Study

Petrology of the host rocks at the Ixhuatan property was carried out under contract by Applied Petrographics of Portland, Oregon.   This work, which is summarized after Clark, 2005, included detailed petrographic and cathodoluminescence studies, as well as limited microanalytical studies on a suite of twenty-nine samples from the Campamento zone.  The studies had the following objectives:

1) The characterization and interpretation of host rock lithologies and petrogenesis.

2) The characterization of wall rock alteration.

3) The characterization of the ore and gangue mineralogy of the veins, and the distribution and modes of occurrence of gold in the ore mineral assemblage.

4) The identification of key petrographic characteristics that could contribute to the geological understanding and exploration of the deposit.

The conclusions reached were:

1) The samples represent a coherent package of variably altered and mineralized volcanic flow rocks, pyroclastic flow rocks and tuffaceous rocks of indeterminate depositional origin, related hypabyssal intrusive rocks, and epiclastic volcanic sedimentary rocks.  All of the rocks in the suite carry a disseminated sulphide phase assemblage dominated by pyrite. The volcanic and intrusive rocks appear to be of a calc-alkaline or weakly alkaline petrogenetic lineage. The volcanic rocks are grossly andesitic to trachyandesitic in composition.

2) All of the rocks have undergone hydrothermal alteration.   The most common alteration minerals are illite, smectite, calcite, and rutile.   Less common alteration minerals include adularia, sericite, chlorite, epidote, K feldspar, sodalite, and a second carbonate. The andesites, trachyandesites, and pyroclastic and epiclastic volcanic sedimentary rocks display generally similar alteration patterns and assemblages, owing to their similarity in primary mineralogy and composition.   Plagioclase shows moderate to strong alteration to illite and/or cloudy brown smectite ± calcite ± a second carbonate. K feldspar, when present, appears to be somewhat less altered than accompanying plagioclase. The mafic phases are completely pseudomorphed to an assemblage that includes illite/smectite and rutile ± calcite ± sulphides (dominantly pyrite) ± rare chlorite and/or epidote.  Mafic minerals are nucleation sites for disseminated pyrite and other sulphides.  The groundmass in the volcanic flow rocks and matrix in the pyroclastic and epiclastic rocks are variably altered to illite/smectite and rutile ± calcite  ± rare adularia and/or epidote.   Devitrified volcanic glass and vitric ash and dust that has not been affected by hydrothermal alteration is generally manifested as microcrystalline alkali feldspar. Calcite and/or another carbonate can be a significant part of the alteration assemblage in some samples, with abundances that range up to 20 - 25% of the sample. A sodalite-K feldspar-REE carbonate bearing vein and flooded zone is present in one sample (IX-31, 60m).

3) Cathodoluminescence (CL) identified multiple carbonate types in veins and alteration including calcite, dolomite, and a non-luminescent carbonate that may be rhodocrosite.   Calcite is the most frequent carbonate. The CL data also highlighted disseminated apatite that shows light rare earth enrichment in rims and patchy zones.

4) Veins and/or veinlets are present in 21 of the 29 samples.   Non-sulphide gangue mineralogy in the veins is dominated by carbonate (mainly calcite, possibly dolomite and rhodocrosite) and adularia.   Minor phases include clay (illite/smectite), REE carbonates, rutile, barite, and apatite, as well as rare quartz in one sample.

5) Mineralization occurs as gold, silver, and base metal sulphide minerals in veins and wall rock disseminations.  Primary gold-bearing phases are present in trace amounts in 3 of the 29 samples with native gold, electrum, and a gold-silver-iron-sulphur alloy noted. The gold mineralization is fine-grained, generally less than 50 microns in diameter. Gold minerals are free particles intergranular to vein calcite, in edge contact with other sulphide phases (pyrite, tetrahedrite group minerals, and galena), and as tiny inclusions in other sulphide phases (pyrite and galena), with the inclusion types being the least frequent.

6) Primary silver-bearing mineral phases are present in trace to minor amounts in 4 of the 29 samples.   They include silver telluride phases identified tentatively as cervelleite (Ag4TeS) and benleonardite [Ag8(SbAs)Te2S3], a phase or phases identified tentatively as tetrahedrite group minerals, argentite (Ag2S), and polybasite [(Ag, Cu)16Sb2S11]. The silver minerals are accompanied by pyrite, chalcopyrite, and sphalerite ± galena ± gold minerals in carbonate veins.

7) Pyrite is the dominant sulphide mineral phase in both veins and wall rock disseminations.  Total pyrite ranges from 0.1 to 19.5 percent, with pyrite exceeding those of the other ore associated minerals.  Anomalous gold values, ranging from the detection limit (< 30 ppm) to 2650 ppm Au, but generally < 100 ppm are found in both vein and disseminated pyrite.  The pyrite also contains minor Te that ranges from the detection limit to 2230 ppm.   Trace Ag, As, Sb, Pb, Se, Cu, Zn, and/or Bi are present, but distribution is sporadic.  Sphalerite, chalcopyrite, and galena, generally on the order of trace to 0.1%, occurs as sparse disseminations, but generally associated with pyrite in the veins.   Sphalerite reaches 6 % in one sample (IX-45, 72.5m), where it is intergrown with pyrite in a carbonate-adularia-sulphide vein.  Textural relationships indicate that that the four base metal sulphide phases are paragenetically equivalent (Clark, 2005).

Clark indicates that the host rocks at Ixhuatan have undergone significant interaction with hydrothermal and metasomatic fluids derived from a strongly alkaline igneous source intrusion.  These characteristics include: silver telluride mineralization in carbonate-sulphide and carbonate-adularia-sulphide veins; geochemically anomalous Te in pyrites; REE carbonate phases in veins and adjacent wall rocks; light rare earth (LREE)-enriched rims on apatite disseminations; and the sodalite-Kspar-REE carbonate in veins and flooded zones.   Using these characteristics he makes links with the Cripple Creek area of Colorado however he also says that the ubiquitous clay alteration, rather than the massive K feldspar metasomatism at Cripple Creek and other gold-mineralized alkalic systems, may indicate that the Ixhuatan sits at the periphery of an alkaline igneous body (i.e. porphyry) or complex that is the source of the alteration and mineralization.   Further work is required to properly document the mineralization, alteration and host rock lithologies of the property.

8.52  Rainbow & Kyser (2005) Study

Approximately 20 samples were submitted for the Rainbow& Kyser (2005) study. Except for a sample from deeper down in IX-56B (300m), all of the samples were from the higher grade core area. Much of the following is taken directly from the report.

The study indicates that the Campamento deposit can be broadly divided into two main stages: an early, potassic alteration stage followed by a later calcite vein emplacement stage.

8.521 Potassic Alteration

Samples taken in the core porphyry complex indicate early hydrothermal potassic alteration of the original andesitic rocks. The andesites are made up of a fine-grained assemblage dominated by potassium feldspar (likely orthoclase as indicated by XRD analysis) + green phlogopite or biotite (X-ray diffraction analysis is inconclusive). Chlorite was not identified. Primary plagioclase "feldspar phenocrysts" are variably altered to potassium feldspar + (to a lesser degree) clay minerals (illite±montmorillonite), calcite, and gypsum.  The latter two alteration phases may be related to the emplacement of later calcite veins. Primary biotite and hornblende are altered to green phlogopite/biotite and pyrite. Pyrite is locally abundant in altered primary mafic phases, but is also disseminated throughout the alteration zone. Fine-grained needles of apatite are also part of this alteration assemblage, while quartz is largely absent.

Locally very narrow (micron-to-millimetre), discontinuous pyrite stringer veinlets (ex. IX37 103.0 m; IX68 60.9 – 61.0 m) have formed during this potassic alteration stage. Millimetre-scale potassium feldspar veins (likely orthoclase-XRD analysis) occur in multiple samples (ex. IX41 49.2 m), and locally cross-cut the small pyrite stringer veins. These potassium feldspar veins formed late during this potassic alteration stage.

8.522  Calcite Veining

Calcite veins (mm-cm wide) host native gold and are economically the most important phase. Strong red fluorescence of the veins under UV light indicates Mn enrichment. XRD analysis of vein calcite suggests the presence of kutnohorite (Ca(Mn,Mg,Fe)(CO)) confirming the veins as the source of the associated high Mn ICP values observed in drill core.

Nearly all calcite veins are lined with potassium feldspar. The crystal morphology coupled with XRD analysis indicates it is not adularia (a low-temperature potassium feldspar commonly associated with low-sulphidation epithermal deposits), but rather orthoclase, similar to that precipitated during the potassic alteration stage. It is postulated that the calcite veins exploited and reopened the earlier potassium feldspar veins that were emplaced during potassic alteration. Calcite veins also locally exploited earlier pyrite stringers (ex. IX-68 60.9 m), depositing later sphalerite, and locally native. Virtually all calcite veins host some precious metal and/or base metal mineralization and have an assemblage of pyrite–chalcopyrite–sphalerite–native gold ± tennantite-tetrahedrite ((Cu,Ag,Fe,Zn) As S – (Cu,Fe,Ag,Zn) Sb S ) ± galena ± acanthite ± marcasite ± several unidentified opaque sulphide phases tentatively identified as Ag-sulphosalts.

Bornite may also be part of this assemblage, and marcasite is rare, always occurring as over-growths on pyrite.

Deeper down in Campamento, in drill hole IX-56B, occurrences of vug-filling quartz appear to precede calcite deposition (ex. IX56B 302.9 m), and one sample hosts cristobalite intergrown with calcite (IX56B 300.9 m).

8.523  Bleaching

In some areas, XRD PIMA, and petrographic study identified no distinct difference in mineralogy between the bleached and unbleached phases (ex. IX-22 108.0 – 108.9 m). But in at least one sample, [IX-22 (108.0 – 108.9m)] there was less biotite/phlogopite in the bleached portion of the rock. Bleached areas also lacked the pyrite–chalcopyrite–native Au assemblage identified in the wall rock of unbleached zones. Bleaching may reflect Fe mobilization and removal, and appears to be locally controlled by calcite vein distribution.

8.524  Gold Distribution

Almost all gold mineralization in Ixhuatan core zone is hosted by calcite veins and occurs as native gold either by itself or intergrown with pyrite, chalcopyrite, sphalerite, and galena or in veins containing varying amounts of tennantite-tetrahedrite, acanthite and several unidentified opaque phases tentatively identified as Ag sulphosalts and possibly bornite.  When present, the calcite veins are the primary ore hosts including whether there are large pyrite masses, “rubble” samples (ex. IX-41 49.2 m), or samples that are micro fractured (ex. IX-40 67.0–67.1 m).  Although calcite veins are the main ore host, native gold does occur in the altered wall rock where it is associated with pyrite, chalcopyrite, sphalerite, and locally marcasite (ex. IX-46 82.5 – 82.65 m; IX-56B 300.9 – 301.0 m; IX-68 60.9 – 61.0 m, 61.1– 61.2 m). Such gold occurrences are always in close proximity (< 1cm) to calcite veins and are probably related to the calcite veining stage.

Several samples submitted were from areas that yielded high gold assay values but contained no calcite veins (ex. IX-39 40.6 m; IX-67 47.5 – 47.6 m). These samples do not host native gold within the wall rock and suggests that at least some of the gold at Ixhuatan must be hosted within the pyrite. However, there appears to be no correlation between high gold grades and the occurrence of pyrite stringers, large anhedral masses or “fragments”, or pyrite disseminated throughout the wall rock. Additional work is required to understand the distribution of the gold within these samples.

8.525  Deposit Classification

Rainbow and Keyser (2005) indicate the wall rock alteration assemblage of potassium feldspar+biotite/phlogopite+pyrite± apatite is consistent with potassic alteration associated with porphyry systems. Conversely, the Mn-enriched, Au-Ag–base-metal calcite vein system, with mineralogical features such as opal and marcasite, is typical of a low-sulphidation epithermal system. However, vein-hosted sphalerite appears translucent in transmitted-light, a feature indicative of low Fe content, atypical for lowsulphidation systems, and it is possible that the veins at Campamento are “intermediate-sulphidation” in origin. The Keyser & Kurt (2005) study regards the veins to be definitely epithermal and indicates the Campamento deposit is a low-to-intermediate sulphidation epithermal vein system hosted in potassically-altered rocks typical of a porphyry environment.

9.0

DEPOSIT TYPES

High sulphidation mineralized systems are hosted by leached silicic rocks associated with acidic fluids generated in the volcanic-hydrothermal environment and are intimately associated with subduction zones.   These deposits contain acid-stable minerals such as alunite and kaolinite which comprise the advanced argillic alteration assemblage formed during the initial leaching.   The most acid-altered rock, and the most characteristic feature of high-sulphidation deposits, is a silica residue, termed vuggy quartz; this leached rock is commonly the ore host, with a halo of advanced argillic alteration.  These deposits contain Cu-As minerals, especially the high-sulphidation state sulphosalt, enargite. Massive to banded sulphide veins of pyrite and enargite may cut the vuggy quartz bodies.

Epithermal mineralization is associated with porphyry copper-gold mineralization, where the gold deposits are hosted by calc-alkaline volcanic rocks of andesitic to rhyolitic composition and contemporaneous volcanogenic sedimentary rocks and sometimes basement units.  Hypogene gold is generally hosted by hydrothermal breccias and horizontally-banded pyrite-rich chalcedony which occurs in veins and open space fillings.

Observed and documented (MIM and CRM) geological characteristics of the Santa Fe area, to the north of Ixhuatan, allow the inference that the deposits are suggestive of a high-sulphidation porphyry Cu-Au-Ag-Mo mineralizing system.   Host rocks are potassic altered granodiorites, monzonites and felsic porphyries commonly associated with mineralized, magmatic, hydrothermal systems.   The main deposits on the Santa Fe claims (El Cobre, San Sebastian and La Victoria) are interpreted as gold-copper-bearing hydrothermal breccias.   The associated skarns have been brecciated with accompanying hydrothermal biotite-bearing veins.   The “Veta Goyen” vein at Santa Fe is a quartz mass with a dome structure at the contact between skarns and the intrusive rock and has been interpreted as a replacement cavity filling quartz-sulphide body that may represent a cupola above the intrusive body that produced the mineralizing event (Miranda et al, 2000).   This indicates that the Santa Fe area, and the Ixhuatan property, may reflect the upper portion of a large porphyry Cu-Au-Ag-Mo system.

The presence of the porphyry complex and the potassium alteration (indicated by the petrogenetic studies) suggests there is a porphyry association at Campamento. As indicated by the Rainbow and Kyser (2005) study, the presence of the Mn-enriched Au-Ag-base metal-calcite vein system, locally with opal, marcasite and low Fe sphalerite is typical of low-to-intermediate sulphidation epithermal veins hosted by potassically altered rocks typical of a porphyry environment.

10.0

MINERALIZATION (from Dimmell, 2005)

MIM work indicates that the San Isidro mineralized zone consist of anomalous Au, Ag and Mo values with soil samples up to 975 ppb Au, 31 ppm Ag and 75 ppm Mo.   Tuffs and andesitic pyroclastics have been cut by a hydrothermal breccia believed similar to that exposed at the Santa Fe site.   The hydrothermal breccia is a highly silicified unit with abundant disseminated pyrite. Rock chip sampling by MIM, restricted to the hydrothermal breccia, gave values of 0.69 % Cu and 1.67 g Au/t across an approximate width of 2 metres.

MIM soil samples at the Central mineralized zone assayed as high as 1.19 g/t Au, 0.15 % Zn and 0.51 % Pb.   The zone is located on the contact between a dioritic - granodioritic intrusive and surrounding volcanic breccias and tuffs.  Pyrite content is up to 5% along the contact and a small skarn outcrop has been mapped in the region. Alteration is pyritic stockwork with accompanying argillization, sericite-kaolin, silicification and propylitization.

Anomalous soils from the Campamento mineralized zone contain up to 1.485 g/t Au. The main alteration package is argillization with a sericite-kaolin association.   Two alteration packages are noted at the Campamento target.  The first is a high temperature one which has associated biotite, K feldspar (orthoclase), silica and epidote with pyrite and chalcopyrite sulphides. The second is a lower temperature one associated with the emplacement of a diatreme, at the junction of north and north-east trending faults, which brecciated the rock units and allowed the lower temperature fluids to alter the units.   MIM thought that the mineralization at Campamento was associated with this 2nd phase, low temperature alteration.  Mineralization is associated with illite, calcite, silica (quartz), manganiferous calcite, chlorite and fluorite.  Black sulphosalts are present in the best mineralized sections.  Pyrite is ubiquitous in the system but is not necessarily related to the tenor of the gold values (pers. Comm. M. Miranda).

11.0

EXPLORATION - LINEAR GOLD

11.1

General

Exploration on the Ixhuatan  property since the Linear / MIM agreement has consisted  of diamond drilling, soil geochemistry, mapping, rock sampling and select geophysical surveys (magnetic and IP).  Up to drill hole IX-103, a total of 138 drill holes totalling 26,553 (Note This total does not include hole IX-101 - not completed as of May 7, 2006) metres of diamond drilling have been completed between January, 2004 and May, 2006. This drilling has been completed on 6 separate targets but most of it occurs on the Campamento Zone. Regional exploration consisting of prospecting, stream sediment sampling, soil geochemistry, chip / channel sampling and basic geological mapping has also taken place.  Consultants have been utilized to help define the targets and the geological setting of the mineralized zones.  The exploration has been targeted at the Campamento Zone, and the Western, San Isidro, Central, Cerro Mina and Northern Anomaly areas. The project area has been increased to the present approximately 100,000 hectares which takes in the area to the west and south of the Santa Fe Mine area.  This area is undergoing regional evaluation by prospecting and stream geochemistry.

11.2

Stream Sediment Geochemistry

A large scale regional stream sediment sampling program was initiated in June 2005 with all major catchments and drainages on the original Ixhuatan property being evaluated.   A total of 10 catchment areas over a 284 square kilometre area will be sampled around the Rio Negro (Ixhuatan) concession.   Three crews are working on this project and a total of 480 samples have been collected with sampling ongoing

The stream sediments are taken at 300 m intervals along all the streams with emphasis on those in the immediate area of the known mineralized zones, and over the magnetic feature thought to represent a buried porphyry body, working outwards to the periphery of the property.   A replicate sample is taken every 25 samples within 10-20 m of the original site.    Areas where alteration / mineralization are noted may have three (3) samples taken within 25-30 m.    Samples are acquired by wet screening into a bucket until approximately 3 kg of material is acquired.   The samples are then placed into "micropore" bags which allow water to drain out.   The samples are carried out and air dried at the sample preparation facility at Tapilula.

11.3

Soil Geochemistry

Soil sampling is utilized to "follow up" stream sediment anomalies.   A total of 1,691 “B” horizon soil samples have been collected on the Ixhuatan property with 566 collected by Linear personnel since the Linear / MIM option.  Samples, obtained by auger and placed into plastic bags, are taken at 50 m intervals on variously spaced reconnaissance lines over the possible source areas for the stream sediment anomalies.    Where possible, sample locations are obtained by a handheld GPS.  Figure 11 gives the results of the survey and general location data.

North Anomaly
Central Anomaly
San Isidro Anomaly
West Anomaly
Campamento Anomaly
Cerro la Mina Anomaly
Hydrothermal Breccia
Andesitic Porphyry Lavas and Lahares
Andesitic Tuffs and Breccias
Hydrothermal Breccia
Skarn
Diorite Dike
Diorite -Granodiorite
Limestone
Siltstone and Sandstone
Outcrop
Cliff
Digging Site
Trench
Dirty Road
Path
Fault (Helimagnetics interpretation)
Soil Anomalies / Au ppb
IP Line
Drill Hole programmed
Soil Samples by Au pp
500 to 1,400 (37)
200 to 500 (85)
100 to 200 (156)
20 to 100 (601)
-10 to 20 (805)
all others (7)
-0.5 0 0.5 1 1.5
Kilometres
LINEAR GOLD CORP
Project: Ixhuatan
Lic No.
Soil Geochemistry Survey
Drawn: DIGEOS
UTM Zone 15
Figure 11
Scale: 1:25,000
DATUM NAD27
Date: Aug 2005

Figure 11 - Soil Geochemistry - Ixhuatan Project, showing Gold anomalies

11.4

Geology / Prospecting

Geological mapping, rock sampling and chip / channel sampling has been carried out over the main showings on the Campamento target.  A total of 599 rock and chip / channel samples have been collected by Linear personnel.  Figure 12 is a location map for these samples.   Digitizing of data to update the mapping program is in progress.

11.5    Recent Exploration Work on the Campamento Zone

In 2005, a grid was cut over the Campamento deposit. This grid was cut with a base line cut at N60°E and 100 m spaced lines oriented at 330° / 150° azimuth. The grid extends 600 m to the SW and 1100 m to the NE of the Campamento deposit. MMI soil geochemistry and geophysical (Ground Magnetic and IP) was completed over the grid. Golder Associates Ltd. did a brief study of the Campamento Zone to determine what pit slopes might be achievable in an open pit mine operation.

      11.51  MMI Soil Geochemistry Survey

In 2005 MMI soil sampling was done over the Campamento deposit. A total of 317 MMI soil samples were taken from L24E in the SW to L37E in the NE.  Due to contamination from surface disturbance from drill pads and road construction etc. it was not possible to collect samples directly over the known deposit. Figure 13 is a contoured plot of the response ratios contoured to nearest neighbour. No samples were taken within the blue dashed zone. The approximate 0.1 gram and 1 gram gold envelopes are approximated on the map (from L2900E to L3100E, just north of the base line (L3000N). The survey indicates a broad anomaly extending to the SW with numerous targets (#1-8). Target  #'s 5, 9, 10 and 12 have moderate to strong IP chargeability anomalies (see section 7.4).

     11.52  Surface Rock Sampling

Also in 2005, 2.0 m surface channel sampling was done in the core area beginning approximately 10 m to the south of drill hole IX-26. The surface results (Table 2) confirmed the high assays intersected in IX-26.

Table 2

Assay Results from Surface Sampling Near Drill Hole IX-26

SAMPLE_ID	SAMPLE_TYP	AU_PPM	AG_PPM	CU__PPM	MN__PPM	PB__PPM	ZN__PPM
LGA19559	Chip Channel	6.2	21.8	81.0	2360.0	31.0	74.0
LGA19560	Chip Channel	17.1	50.2	146.0	3080.0	73.0	131.0
LGA19561	Chip Channel	48.1	40.0	151.0	2110.0	111.0	103.0
LGA19562	Chip Channel	20.5	43.7	102.0	1495.0	70.0	71.0
LGA19563	Chip Channel	4.2	18.2	124.0	1225.0	138.0	46.0
LGA19564	Chip Channel	8.0	33.0	92.0	2510.0	113.0	42.0
LGA19565	Chip Channel	1.5	11.3	99.0	582.0	24.0	34.0
LGA19566	Chip Channel	0.3	1.7	76.0	433.0	8.0	47.0

North Anomaly
Central Anomaly
West Anomaly
San Isidro Anomaly
Campamento Anomaly
Cerro la Mina Anomaly
Hydrothermal Breccia
Andesitic Porphyry Lavas and Lahares
Andesitic Tuffs and Breccias
Hydrothermal Breccia
Skarn
Diorite Dike
Diorite -Granodiorite
Limestone
Siltstone and Sandstone
Outcrop
Cliff
Digging Site
Trench
Dirty Road
Path
Fault (Helimagnetics interpretation)
Soil Anomalies / Au ppb
IP Line
Drill Hole programmed
Rock Samples (ppb A
5,900 to 23,000 (4)
1,500 to 5,900 (24)
500 to 1,500 (63)
100 to 500 (241)
0 to 100 (937)
-0.5 0 0.5 1 1.5
Kilometres
LINEAR GOLD CORP
Project: Ixhuatan
Prospecting / Rock Sampling Locations / Results
Drawn: DIGEOS
UTM Zone 15
Figure 12
Scale: 1:25,000
DATUM NAD27
Date: Sep 2004

Figure 12 - Rock Geochemistry - Ixhuatan Project, showing Gold anomalies

492250 mE
492750 mE
493250 mE
1908000 mN
1908500 mN
1908000 mN
1907500 mN
LEGEND
Zone of > 1gm Au
Zone of 0.1gm to 1gm Au
Area inside boundary not sampled for MMI due to contamination
Anomalous soil sample (Au ppm)
Target based on anomalous soil samples
4 Target number
IP Anomaly
MMI sample location with value in ppb
Drillhole collar
Possible fault offset
Note: Stations are not slope corrected
MMI Contour of Response Ratios (Au)
Background: 0.3 ppb
Highest Value: 259 ppb
2400E
2500E
2600E
2700E
2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
3000N
1
2
3
4
5
6
7
8
9
10
11
12
13
f
f1
IX-78
IX-80
IX-72
IX-74
IX-73
430
72
283
105
2,080
307
211
208
100
218
70
CONTOURING METHOD:
For each grid cell neighbouring input points are located based on "spatial neighbours" selection criterion. The value for the grid cell is the average of the neighbours, weighted so that closer neighbours have more influence than those further away.
LINEAR GOLD MÉXICO SA DE CV
Campamento Grid Targets
ISHUATAN, CHIAPAS, MEXICO

Figure 13:  Contoured MMI Soil Geochemistry Over The Campamento Grid Area

      11.53  Geophysical Surveys

11.531  Ground Magnetic Survey

In 2005 RDF Consulting (RDF Consulting, 2005) conducted an in-house ground magnetic survey over the Campamento grid area. The magnetic survey indicates that the Campamento deposit occurs in a magnetic low flanked on the north and south by much higher magnetic signatures. The magnetic signature trends NE similar to the deposit trend. More recently, Wave Geophysics, L.L.C. (2006) merged and levelled the MIM airborne magnetic data and the Campamento ground magnetic data and plotted reduced to pole and reduced to pole vertical-derivative magnetic maps.

Both of the above geophysical reports suggest the magnetic low is related to magnetite destruction during alteration. The only magnetite seen in the Campamento deposit area (including much less altered zones) occurs in some of the very large (up to 1.5-2.0m) sub-rounded blocks of andesite (to basalt?) in the coarse upper agglomerate unit. It is not known if there was much magnetite in the Campamento area prior to alteration.

11.532 Induced Polarization Geophysical Survey

In 2005, RDF Consulting (RDF Consulting, 2005) conducted pole-dipole array / time domain IP (chargeability/resistivity) over most of the Campamento grid. The IP was done on 200m line spacing, extending from 300 m to the SW to 1100 m to the NE. The Campamento deposit can be correlated with a broad zone of high chargeability but is  better defined by a strong resistivity break (probably caused by strong fracturing and clay alteration. The chargeability over the deposit is about 7-8 times above background response (of the rest of the grid). The IP results suggest that the Campamento geophysical signature extends at least 300m to the SW and this is coincident with an extensive MMI soil anomaly (section 7.2 this report).

More recently, Wave Geophysics, L.L.C. (Wave Geophysics Report, 2006) constructed 2 dimensional chargeability and resistivity models of the RDF Consulting data. This work also indicated the Campamento deposit is characterized by high IP chargeability corresponding to sulphide minerals and clay alteration. Wave geophysics indicated that variable resistivity over the deposit is related to lithologic change and alteration.

11.54  Golder Associates Ltd. Pit Slope Stability Study

Golder Associates Ltd. visited the property on Nov. 30 / Dec 1, 2006 to do a quick study of the site and selected drill core to determine  pit slope for a possible open pit mining method. Their preliminary investigation indicated that pit slopes of between 40-45 degrees may be achievable and that for planning purposes an overall slope of 42.5° could be assumed.

12.0

DIAMOND DRILLING

 12.1

General

The Campamento area has never been previously drilled. No drilling was carried out by MIM although a drilling program was planned and a drill was enroute when the company was bought by XStrata PLC.  XStrata immediately had the drill turned around and cancelled the program.   Linear started drilling on the property in early 2004 and started drilling the Campamento Zone with hole # 9 on May 24, 2004. Hole 9 intersected significant gold mineralization grading 11.6 g/t over 30  m.

  12.2   Drilling Program

From May 24 2004, to May 2006, Linear Gold Corp. completed 94 drill holes totalling    17,956.16 meters (to and including IX-100) on the Campamento Deposit.   The holes are numbered IX-9 through IX-100. Holes IX-10, 58, 61 and 65 are excluded from this sequence as they were drilled well outside of the Campamento area. Drilling was accomplished using three separate drilling companies. Most of the drill holes were completed by Major Drilling de Mexico, S.A de C.V based out of Hermosillo, Mexico.

Kluane International Drilling Inc. drilled holes IX-67, 71, 74 and 77 from May 8 to Sept. 6, 2005.  BDW International Drilling Inc. drilled IX-90, 90B, 94, 98, 101 and 104 from Jan. 26, 2006 to May 2006.  The drilling utilized up to 6 different drill rigs. Most of the shorter holes were completed with man portable drills but the deeper drill holes were completed with larger rigs that required either road access or helicopter support.

The drilling program was directed by numerous individuals. During the first part of the drill program from May 2004 to May 20, 2005 (including drill holes IX-9 through to IX 55 and portions of drill holes IX-56 to IX-58), P. Pyle and M. Druecker PhD, P.Geo (qualified person on site) directed the drill program. The last part of the program from May 20, 2005 to May 2006 (including drill hole IX-56B, and holes IX-64 to IX-104) was directed by B. Bond MSc, P. Geo (qualified person on site), D. Fraser P.Geo and D. Rowe P.Geo.    During the interim transition period (between the above two time periods) Peter M. Dimmell P.Geo, acted as the Qualified Person for portions or all of drill holes IX-56 to IX-63.  Significant management assistance was also provided by Dale Schultz.   J. Barry was responsible for compilation of the database and QA/QC procedures.

Figure 14 is a location map for the drilling with the drill sections labelled. The geologic cross sections shown as Figures 15 to 17 are drawn at azimuth N30°W and face N60°E.

Figure 14 - Diamond Drill Hole Plan - Ixhuatan Project - Campamento Target

12.3   Early Logging Procedural Problems

Although there was almost no down hole surveying done in the early portion of the drill program, many of these early holes are short (less then 150 m). For this reason and the fact that, for the most part, the later holes do not display major deflections, it is probable that these early holes have not wandered too far off their collar orientations.  Many of the early holes had no core recovery estimates done; however, from re-logging, it would appear that visually, most of the holes had similar recoveries. Also Table 3 (see below) comparing recoveries of the early holes (where recovery estimates were actually done), indicates similar recoveries to later drill holes. It is reasonable to expect that similar recoveries would have been returned in the holes that were not measured.

Table 3:

Comparison of Recovery of Early and Later Drill hole Recovery

HOLE ID	FROM	TO	% Recovery	HOLE ID	FROM	TO	% Recovery
IX-25	0	103.6	74.9	IX-70	0	83.8	89.8
IX-30	0	134.7	80.4	IX-70B	0	358.1	79.9
IX-33	0	133.2	71.9	IX-71	0	327.7	69.6
IX-41	0	122.5	76.8	IX-72	0	400.8	76.0
IX-42	0	139.3	85.4	IX-73	0	301.1	82.2
IX-43	0	156.4	83.9	IX-74	0	339.9	80.1
IX-44	0	153.0	88.0	IX-75	0	376.1	87.1
IX-45	0	142.3	74.5	IX-76	0	408.4	71.1
IX-46	0	93.6	76.7	IX-77	0	382.5	80.6
IX-47	0	130.2	83.9	IX-78	0	54.0	66.5
IX-48	0	92.4	76.7	IX-78B	0	650.8	77.7
IX-49	0	139.7	83.4	IX-79	0	201.9	88.0
IX-50	0	92.1	73.1	IX-80	0	164.0	89.9
IX-51	0	121.3	65.9	IX-81	0	445.0	76.9
IX-52	0	119.8	73.7
IX-53	0	329.2	80.6	Average recovery holes IX-70 to IX-81=78.9%
IX-54	0	185.3	77.8
IX-56B	0	399.3	78.5
IX-59	0	232.3	88.0

Average recovery of early drill holes = 79.4%

12.4  Drill Collar Locations

The early drill holes (IX-9 to IX-44) were surveyed by Arturo Arenas Rauda with Procesos Analiticos Informaticos, S.A. De C.V. out of Mexico City using a TOPCON Total Station GTS-220.

The later drill holes were surveyed by surveyor, Edwin Jiménez, using three existing control points using the following method:

In the month of August, UTM coordinate points were measured in the Campamento Anomaly Area, with a Differential GPS (with a margin of error of 0.50 to 5 meters).  These points were also verified with LRR's Trimble Differential GPS.  3 different Differential GPS points were then measured and later corrected with a TOPCON Total Station, model GTS-229  (giving exact distances and angles; the adjusted points, STA-1, STA-2 and STA-3, are detailed in Table 4 below).  These points have been marked with concrete plaques.

Subsequent to Edwin Jimenez, two different surveyors (Samuel Julian and Enrique Rivera) carried out work in the Campamento zone and provided data regarding the location of drill collars.  Before this data was accepted, each surveyor's results were checked against Edwin's existing data to ensure that accuracy was maintained.

The drill hole collars were all located with the TOPCON Total Station. A few collars (IX-48/50 and IX-20) could not be located by Edwin for more accurate surveying, due to earlier massive landslides covering the hole location.  Survey history for all collar locations is recorded in the "Collar" table within the DrillKing Database.

Table 4

Survey control points used at Campamento

DATOS TOPOGRAFICOS SELECCIONADOS
POINT-ID	LOCATION X	LOCATION Y	LOCATION Z	DESCRIPCION
STA-1	493400.569	1907558.185	1648.144	Camp.Lag.Ch.
STA-2	492704.825	1908160.588	1491.986	IX-53
STA-3	492518.095	1908142.020	1439.938	Mo-5

POINT-ID	LOCATION X	LOCATION Y	LOCATION Z	DESCRIPCION
Mo-1	492298.538	1908303.078	1374.796	Anom. Camp.
Mo-2	492414.486	1908277.029	1350.150	Anom. Camp.
Mo-3	492290.663	1908235.953	1390.208	Anom. Camp.
Mo-4	492515.788	1908322.147	1340.593	Anom. Camp.
Mo-5	492518.095	1908142.020	1439.938	STA-3

M-LB-1	492779.372	1908203.546	1526.429	Línea Base
M-LB-2	492905.872	1908291.340	1597.322	Línea Base
M-LB-3	492945.588	1908299.038	1600.627	Línea Base
M-LB-4	492950.228	1908302.318	1597.221	Línea Base
M-LB-5	493177.379	1908430.828	1463.916	Línea Base
M-LB-6	493244.198	1908473.184	1446.872	Línea Base

All points in the list are marked with concrete.

12.5   Geotech Logging

Geotech logging was begun on Hole IX-80 and was continued to the end of the drill program in Campamento. The geotech logging was done prior to the geological logging and included core recovery (REC), rock quality designation (RQD), fracture types, fracture count and frequency, number of fracture sets (Jn), fracture roughness (Jr), fracture alteration (Ja), fracture alteration, dip of structures, rock strength and weathering alteration index.

12.6

Results

The first hole on the Campamento target was IX-09, which intersected 30 m of 11 g/t Au and 22.6 g/t Ag including 20 m of 16.7 g/t Au and 33.2 g/t Ag.   The Campamento deposit is comprised of a high-grade (+5 g/t Au) core surrounded by a lower grade (approximate 1.0 g/t Au) gold envelope. The deposit appears to be controlled within a zone of strong-intense fracturing. This zone is at least 110-150m wide; it strikes  ENE-NE, dips subvertical and has been traced for at least 350m along strike. The highest grade intersection to date has been in hole IX-26 which gave 100.3 m at 12 g/t Au and 63.7 g/t Ag.

The various volcanic assemblages appear to be very complex; the variability is compounded by the complexity of the alteration. In order to simplify and correlate the drill sections, all of the coarse epiclastic / pyroclastic phases were lumped together in one unit and all of the finer-grained andesitic tuff or flows were lumped in another unit. Also the various extrusive and intrusive phases of the porphyry complex were also lumped together.

Their does appear to be higher gold values associated with the porphyry complex especially on the SE side of the deposit between sections 225E to 325E. There is a definite association of increasing gold with increasing carbonate veining - this is seen whether it is associated with kspar+/-quartz or clay (e.g. hole IX-66 [approx 100-200 m]; hole IX-70B [from approximately 250-450 m]).  However, it would appear that the veining situated outside of the limits of the main fracture zone controlling most of the gold mineralization do not carry significant gold mineralization. Hole IX-69 intersects abundant carbonate + clay veining from 250-315 m and doesn't run. Similarly for calcite veining in holes 23, 48, 50, 74 (150-225 m) and for clay-carbonate veining in hole IX-12.

The red lines limiting the deposit in drill sections are approximated based mainly on the dominant presence and increased concentration of strong to intense fracturing / rubble. These limits are noticeably, approximately coincident with anomalous gold values >0.15 to 0.3 g/t Au. Outside of the main Campamento deposit structure, there are local, isolated strong-intense rubble / fracture zones….some of these do carry gold mineralization but for the most part they are narrow and not as strongly fractured.  Both holes IX-16 and IX-87 are mainly un-fractured with the core being largely intact in the core boxes and both holes do not intersect significant gold mineralization.

In fact hole IX-16 (situated just outside of the NW limit of the structure) does intersect two significantly anomalous gold zones (0.5-1.5 g/t gold) zones (from 39-54 m and 106-112 m); the former is situated completely in a strong rubble zone while the latter is on the edge of and partly includes strong rubble.  Approximately 30 m to the SE of hole IX-16, hole IX-15 (which is inside the deposit structure) intersects 3.1 g/ t gold over 34 m (from 76-110 m). This interval is also situated in a strong rubble zone from 61-108 m.  Isolated, less abundant rubble / fracture zones in holes IX-75 (section 0) and IX-77 (section 440E) and only minor zones of gold mineralization >0.2 g/t gold indicate the intensity of the fracturing is weakening along strike; that is, the structure is breaking up into more isolated zones (2-10 metres wide).

In areas, the higher grade mineralization appears to be sub-horizontal.  Drill holes IX-21, 22, 38, 40, 42, 44, 88, 89, and 95 intersect a tabular zone of high-grade mineralization situated on the northeast end of the deposit. The high-grade mineralization is associated with the porphyry complex and frequently has associated carbonate +/- clay +/- kspar+/-quartz veining.

13.0

SAMPLING METHOD AND APPROACH

13.1 Drilling Procedure

The drill hole locations were marked in the field by the geologist using a cloth tape or hip-chain and compass, measured from a known point to locate the drilling site.  A wooden picket, marked with the drill hole number and orientation was placed at the site of the drill hole. In the case of angled drill holes, foresight and backsight pickets were put into place to help in the alignment of the diamond drill.  The drilling rig was then brought to a level orientation and aligned to the pickets.  The dip of the hole was set using an adjustable level.

The three drilling companies that worked on the Ixhuatan Project (Major Drilling Mexico, Kluane International Drilling Inc. and B.D.W. International Drilling Inc.) produced various core diameters.  Major and B.D.W. used HQ-size (63.5 mm), NQ-size (47.6 mm) and BQ-size (36.5 mm).  Beginning in the lower part of IX-69 to the end of the program, Major Drilling used a triple-tube core barrel to obtain a more complete  (less broken) core sample.  The diameter of the Triple tube is slightly less:  HQ3-size is  61.1 mm and NQ3-size is 45.0 mm. Kluane used NTW-size (57.1 mm) and BTW-size (42.0 mm).  All holes are initiated with the larger diameter casing, i.e. HQ for Major and B.D.W. and NTW for Kluane.  If downsizing has occurred for a particular hole, the depth at which this has occurred is recorded in the DrillKing database, in the collar table.

Following completion of a drill hole, the location of the collar was marked with white plastic PBC piping encased in a cement marker roughly measuring 0.5m X 0.5m X 0.3m. The number of the drill hole was inscribed in the cement prior to the cement hardening.

Core is placed in core boxes and the tops are secured with string. The core boxes are carried from the various drill sites to the drill access road by Mexican labourers.   They are then transported by truck to a fenced, secure, restricted access, core logging and preparation facility at Tapilula.

13.2   Core Logging Procedure

At the Tapilula core facility, the boxes are opened, the core is washed to remove mud and drill fluids.  The core was then marked out, logged, photographed and sampled.  Local Mexican assistants were trained in how to measure and mark the core on 2 m intervals and were trained in measuring the amount of core recovery. The core recovery estimates were done by measuring the amount of core recovered between the block markers placed in the core boxes by the drill company.

13.21  Early Logging Procedure

From May 2004 to approximately June 2005 (drill holes IX-9 to IX-58) the holes were logged in Spanish and recorded on paper logs by various geologists. During this period, much of the work (core logging, down hole surveying, core photography, core recovery) was incomplete. There are no photographs for drill holes IX-12, 14, 30-32, 35, 37, 41-50, 52-55 and 57 and holes IX-11, 13, 17-19, 33, 38, 51, 59-63 are incompletely photographed.   The remaining drill holes were photographed.  Except for drill holes IX-53 and 56B, none of the drill holes were surveyed for their down hole deviation. Also there are no recovery estimates for holes IX12-14, 16-24, 26-28 and 34-40. No advanced geotechinal work was done during this period.

13.22   Transitional Logging Procedure

During a transition period (between drill holes IX-64 to IX-69), the drill logs were begun to be logged in English but also recorded on paper.  Beginning at drill hole IX-67 the holes were recorded onto a "DrillKing" formatted paper copy and subsequently transferred into a digital format in "DrillKing" (a software program). During the transition period, down hole surveys were made for holes IX-66 and IX-67 but no down hole surveys were done for holes IX-63, 64, or 68. All of the drill holes in the transition period were photographed but are incomplete.

13.23    Later Logging Procedure

 After the transition period (i.e. after and including hole IX-70 on or about June 2005) all of the drill holes were photographed with the exception of 1 or 2 missing boxes in each of holes IX-70B, 71 and 75.  All of the holes were surveyed down hole with the exception of IX -80, 83 (hole had to be abandoned due to landslide), 84 (bad reading) and 85. Except for hole IX-80 (164 m) all of these unsurveyed holes were short holes (less then 100 m).The surveying was mostly done with a Reflex EZ-shot but Kluane used Sperry Sun and BDW used a Flexit.  Complete advanced geotech logging was performed on drill holes IX-80 through to IX-104.

Near the transition to the later logging procedure, "skeleton" logs were started whereby representative samples (5-20 cm in length) were systematically taken down the length of the hole about every 5-10 m or where changes in lithology, alteration, and veining dictated. These samples were marked with the distance down the hole with a permanent marker and placed in a separate core box. The skeleton log for each hole is stored in the core logging facility in Tapilula and provides a quick reference for comparative purposes.

13.3   Relogging and DrillKing Drilllogs

In order to fully understand the deposit, all of the drill holes previous to hole IX-70 were completely relogged into DrillKing. For continuity, some of the later holes (IX-71 to 84) were also re-interpreted by partial relogging. During the re-logging, "Skeleton" logs were made of all of the earlier drill holes.   In the relogging process, where possible, core photographs and geochemical data were used to help in the interpretation of lithologies and alteration.

In the logging process, the major lithologies were described in the DrillKing "major" file. Minor variations to lithology or minor / narrow units were described in the "minor" DrillKing file. Alteration styles, intensities, mineralogy, oxidation and structural features were also recorded in their respective DrillKing files. Early in the relogging, it was realized that veining, fracturing and the porphyry complex were playing an important part in the distribution of gold. The veining was recorded in the DrillKing "alteration" file. The intensity of structural deformation (in the form of fracturing, broken core zones, rubble zones, micro-fracturing, fault zone gouge / sand and tectonic breccia) was recorded in the DrillKing "major" file (if the complete major unit was involved) or in the "minor" file if only a portion of the major unit was involved.

Actual structural measurements (dip directions) were put in the structure file.  In the early drill phase, all core angles were measured from core-normal (CN) and this practice was continued throughout the drill program.  However, in the geotech logging it is standard practice to measure all core angles from the core-axis (CA) and this procedure was adopted for the geotech logging.

14.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY

   14.1

Sample Protocol for Rock/MMI/Stream sediment samples

A protocol has been established for samples collected by Linear as follows:

Stream Sediment Samples: Stream sediment samples are collected by qualified junior geologists at approximately 400 metre intervals.   Sample locations are determined by a handheld GPS.   Material is screened to obtain one litre which is placed in a labelled sample bag and sealed for transport.

Duplicate samples are taken every 20 samples as a quality assurance check.  The samples are transported to Tapilula, then to Villahermosa and on to the ALS Chemex preparation lab in Guadalajara, Jalisco.  Processing includes wet sieving through -80 mesh with the undersize dried and pulverized to -150 mesh.  Samples are analysed using an Au / ICP21 process with a gravimetric finish for samples over 10 ppm Au.  A multi-element analysis, ME-ICP41, is performed for values carrying Ag > 100 ppm, re-analyzed using an AA46 process.

MMI Soil samples: MMI soil samples are taken by standard methods for this process.  All samples are placed in plastic ziplock bags with strict protocols to prevent contamination.   All samples are located by UTM coordinates and then tagged by qualified field personnel.   Samples are forwarded from the field office in Tapilula to Villahermosa, then shipped by air to SGS Mineral Services in Durango, Mexico and then to the SGS laboratory in Toronto, Canada.

Rock Samples: Rock samples are collected by qualified Mexican and Canadian geologists / prospectors with data, including UTM coordinates, lithology and mineralization recorded in field books.  Grab, and representative chip samples, are placed in standard plastic rock sample bags, tagged and the locations recorded in a master database.  The plastic bags are sealed using plastic pull ties.  All samples are taken to a central logging facility where they are stored under lock and key with security guards watching the premises 24 hours per day.   The samples are transported to the city of Villahermosa where they are shipped by airfreight to ALS Chemex labs in Guadalajara, Mexico to be prepared.   Once prepared, the pulps are forwarded to the ALS Chemex labs in Vancouver, Canada for analysis by fire assay, with an AA finish for Au and the ICP21 method.  Gold assays > than 10 ppm, use a gravimetric finish.  A multi-element package ICP-41 analysis is also run with an AA finish if silver values are >100 ppm.

14.2

Drill core samples

All sampling was carried out at 2 m intervals. In a few areas of poor recovery, samples were combined into lengths greater then 2 m. The 2 m sample intervals are not tied to lithology, alteration or structure. Most of the core was fairly hard and competent and a diamond saw was used to cut the core in half (lengthwise).  However, a good deal of the core came out clay-altered or as rubble that was too small to cut and in this case the core was divided in half (lengthwise) using a spatula-like blade with 1/2 being scooped out for the sample. Larger samples within the rubble zones were sawed in half where possible.  Care was taken to keep the saws as clean as possible. One half of the core was put into individual sample bags while the other remaining half in the core boxes was retained and stored on site in Tapilula. The Linear personnel who did the cutting are local labourers with no technical or geological knowledge but were trained on site.

Assay samples are bagged, tagged and zip-tied in secure bags and then transported in rice sacks one or more times a week to Villahermosa where they are immediately delivered to AeroMexico for air transport to Guadalajara and the ALS Chemex sample preparation facility.  In the later drilling period, after approximately June, 2005, a "Chain of Custody" form was used to track the samples once they left the security of the core shed in Tapilula.

Samples are prepared and the pulps sent by air to the ALS Chemex Vancouver laboratory for analysis for Au by fire assay. The samples were analysed by fire assay -AA finish with samples greater then 10 g/t gold analyzed by fire assay gravimetric finish. Other metals were analyzed by aqua regia digestion with ICP-31 finish. Prior to the transition period (i.e. prior to about hole IX-64) a 30 gram charge digestion fire assay was used. During the transition period either a 30 gram or 50 gram charge was used. After the transition period a 50 g charge digestion was used.

 Check samples, when taken, are sent to the SGS laboratory in Toronto.

15.0

DATA VERIFICATION

15.1

Introduction

Linear has set up an effective quality control/quality assurance program to monitor the drilling program on the Campamento Project.  Prior to QA / QC protocols instituted by Linear in June 2005, one standard, which was of very low grade almost to the detection limit, was placed in every batch of samples (78 per batch).   Minor check sampling was also done.

New QA / QC protocols began with hole IX-56B in mid May, 2005, as follows:

-

Blank material, usually barren silica sand or limestone (approximately 250 grams per sample bag) is inserted wherever the geologist deems appropriate, mainly after intervals that are thought to contain high gold values which could lead to contamination.   These are inserted by the geologist and sent with the shipment.

-

Standards (as Standard Reference Material (SRM)) are added every 25th sample.  LRR has 6 different SRM's purchased from Rocklabs Ltd in Auckland, NZ.  These samples are contained in 5 kg bottles which are measured out in 50 g charges and inserted into the sample stream.   The type (numbers) of the SRM is marked on the sample sheets.

-

Duplicates are also analyzed every 78 samples (each batch) by placing 2 sample tickets in the same sample bag and having the lab generate two pulps of the same sample for analysis.  Duplicates were taken from holes IXCM-05-01 to 03 and IX-56B to IX-70.

This protocol is considered the minimum required; however, geologists are encouraged to insert more as they deem appropriate.   All SRM's and duplicates are analyzed together for any given batch.   Other QA/QC techniques include: twinning holes, which consists of holes drilled at the same orientation within 2 m or so of each other, with two (2) twinned holes drilled, and check assays, which consists of taking rejects from earlier samples and analyzing them at a different laboratory using the same or very similar techniques.

15.2

Blanks

Blanks, usually barren silica sand or limestone (approximately 250 grams per sample bag) are submitted routinely into the assay stream for all labs used and are evaluated when the results are obtained.  Appendix 1 shows plots for Blanks sent to ALS (115 samples), LMS (44 samples) and SST (286 samples).  In most cases the blanks are within industry standard levels. For each Laboratory, however, these plots have identified problems with some blank assays and show the follow up that was taken.

15.3

Standards

Standards are added every 25th sample.  Linear has used a number of SRM’s purchased from Rocklabs Ltd in Auckland, NZ.  These samples are contained in 5 kg bottles which are measured out in 50 g charges and inserted into the sample stream.   The type (numbers) of the SRM is marked on the sample sheets.   The results from Standards assayed during the program are shown on plots in Appendix 1.  Au values that fall outside Industry Standard limits trigger the re-run of the particular batch of samples containing that standard.

15.4

Duplicates (from Dimmell, 2005)

QA/QC analysis was performed on 140 drill core samples from selected intervals of holes IX-09 to IX-54 in July, to check the repeatability of assay results received from ALS Chemex.  Rejects were pulled from storage at the ALS Chemex labs in Guadalajara, and sent to SGS Labs in Toronto, Canada as three separate batches for Au/Ag analysis only.   Analysis was performed at both labs using comparable, standard, Fire Assay Methods.  Samples from each hole were also randomly selected for check-analysis.  The pulps were labelled with new sample ID's specific to SGS analysis.   Three batches of samples were sent with two levels of QA/QC performed.  The first was a check on the SGS results and if the results were deemed reliable, then the next level of QA/QC was performed, as a comparison between the original ALS Chemex and the new SGS check-assays.   Each batch contained two known standards and two duplicate samples.  SGS also carried out internal duplicate analysis on various samples within each batch which were not requested by LRR.  When results were received for the three batches, the standard and duplicate results were examined to ensure that they all fell within acceptable limits.

Two batches, consisting of ninety two samples gave seventy six percent falling within the acceptable range for quality assurance purposes.   Seven of the ninety-two samples were outside acceptable limits.   No correlation is evident between problems in high or low grade samples between the two labs and inaccuracies in the data appear to be random.

A problem with one batch of samples (Work order #85199) where two standards were found to be well outside the acceptable range indicating problems with the analysis or a possible mix-up in samples was detected.   The lack of repeatability in this batch, along with the two problem standard values, indicated that there was a problem with the sample preparation and/or analysis.  SGS was contacted and has since followed up stating that "Samples are usually weighed at 30 grams for method FAA313, however, some samples did not contain sufficient sample material and were weighed at 15 grams.   When these samples were analysed using the AA technique, the weight was not corrected, and therefore the samples gave values of half of what they actually were."   This response from SGS clears up some of the problems; however, it does not explain values which appear extremely high compared to the original ALS Chemex results.  SGS are repeating all samples which had different weights.

Once the SGS sample values were considered to have passed the first QA / QC tests, the second level of QA/QC, which compared the original ALS Chemex results to the SGS check-assays, was carried out.   This work indicated that results from batches 5 and 6 were repeatable.

A scatter plot showing the original ALS samples with the SGS check samples for 426 gold assays is shown in Appendix 1.  The coefficient of correlation is 0.9926.  While the best fit regression line falls below the equal value line there is no indication of bias with samples falling equally on both sides.

The results of this work show that the system in place is working and that problems in the analysis are routinely detected on an ongoing basis.   It is obvious, however, that if the QA / QC program was not in place, little reliance could be placed on individual assay results.  The results from the drilling program at Campamento are of sufficient quality to use in a resource estimate.

15.5

Twinned Holes (from Dimmell, 2005)

The two twinned holes are IX-70B (by IX-70) which gave high values but with some variability between the holes; and IX-67 (by IX-26) which gave generally poor correlation for assay values which may be related to recoveries (which were better in IX-26) or possibly an enhanced nugget affect in the higher grade values.  The blanks gave values up to 0.048 g/t with most in the 10-20 ppb range.   This indicates either some low level contamination in the laboratory or the fact that the silica sand used has low gold values in it.   Duplicate samples gave good correlation in the lower grade values, but the variability becomes more extensive in higher grades (i.e. above 1.5 g/t).   This is probably related to a nugget affect in the samples which reflects the variability in the twinned holes.  Check assays were carried out on holes IX-55, 56B, 57, 59, and 60-66.

Although values were variable, especially in the higher grade samples, the variability is not significant, with the overall grade of the holes not significantly different.

15.5

Independent Sampling by Micon

During November 2005, Reno Pressacco of Micon International made a site visit to Campamento and took 15 samples of split drill core, 2 samples of Certified Reference Material and one sample of blank material.  The samples were sent to Accurassay Labs in Thunder Bay, Ontario for analysis.  Gold was assayed using 50 g/t samples and fire assay with gravimetric finish.  The results are presented in Table 5 below.

Table 5

Micon Check Samples compared to Linear Original Assays

	Micon	Linear
Accurassay #	Au PPM	Sample No	Hole	From	To	Au	Type
147088	5.951	LGA09164	IX-67	24	26	5.71	Oxide
147089	5.99	LGA09165	IX-67	26	28	7.64	Oxide
147090	7.506	LGA09166	IX-67	28	30	5.57	Oxide
147091	6.013	LGA09167	IX-67	30	32	2.83	Oxide
147092	2.77	LGA09168	IX-67	32	34	4.78	Oxide
147093	1.149	LGA09340	IX-69	84	86	1.175	Sulphide
147094	1.743	LGA09341	IX-69	86	88	1.875	Sulphide
147095	2.211	LGA09342	IX-69	88	90	2.84	Sulphide
147096	0.869	LGA09343	IX-69	90	92	0.988	Sulphide
147097	12.988	LGA09174	IX-67	44	46	12.9	Sulphide
147098	13.186	Repeat
147099	10.004	LGA09176	IX-67	46	48	31.6	Sulphide
147100	15.437	LGA09177	IX-67	48	50	12.65	Sulphide
147101	3.562	LGA09186	IX-67	66	68	3.43	Sulphide
147102	4.653	LGA09187	IX-67	68	70	4.69	Sulphide
147103	4.526	LGA09188	IX-67	70	72	6.45	Sulphide

147104	1.257	LGA17507				1.298	Standard 1.298 RV
147105	2.71	LGA17508				2.604	Standard 2.604 RV
147106	0.017	LGA17509				0	Blank

With the exception of one assay, all results compared well.  The one exception sample-LGA09176 from Hole IX-67 46 to 48 m could not be reproduced.  Micon had Accurassay rerun this sample three more times with similar results.

Micon recommended Linear re-run this sample.

Accurassay #	Au PPM
155775	9.507
155776	9.841
155777	9.767
147099	10.004

Average:	9.77975

16.0

ADJACENT PROPERTIES (from Dimmell, 2005)

16.1

Introduction

The only significant mineralization in the area of the Ixhuatan property is the Santa Fe Mine area, which is contiguous, to the northwest.   Mineralization at Santa Fe was discovered during the late nineteenth century with the main areas of past workings, the Santa Fe, La Victoria and San Sebastian areas.  The area, collectively called the Santa Fe deposits, consists of a number of distinct zones, namely; El Cobre, El Jardin, Los Arcos, Veta Verde, Santa Maria, Veta Goyens, Veta Taylor, Santa Fe, Providencia, El Portillo and La Victoria of which the El Cobre, Santa Fe, San Sebastian and La Victoria deposits are the most important.   No historical production records exist.

16.2

Ownership / Location / Access / Physiography

The Santa Fe mine claims have belonged to Minera Frisco since the 1960’s.   The property is contiguous, to the east-northeast of the Ixhuatan property.    The area is underlain by the Chiapas Northern Range and Highlands geological sub-provinces.

The property is accessed from the Villahermosa-Tuxtla-Gutierrez highway, Route 195, by a 2.3 kilometre long, narrow, dirt road which follows a steep stream valley, and which is in disrepair.   The road can be driven by four wheel drive vehicles to within 300-400 m of the mine site.   The property is covered by thick soils and dense vegetation, typical of the Mexican tropical rain forest.

16.3

History

Mineralization was discovered at Santa Fe in the mid to late 1800's. Mexican, British and French mining companies have carried out limited mining activity.   The first was El Boleo, a French company active in Baja, California in the mid to late 1800's.  An English company, Santa Fe Mines, mined the property in the late 1800’s / early 1900’s.  The claims then passed on to two local gentlemen, Mr. Ernesto Rios and Mr. Nestor de la Torre who were associated with Compañía Minera de Cerralvo S.A. and Compañía Minera La Corzo.

In 1963, Minera Meteoro Company (subsidiary of Grupo Frisco S.A.) obtained most of the mining concession and re-assessed the area using soil sampling, induced polarization, magnetic surveys and diamond drilling which resulted in the discovery of a deposit (San Sebastian) near the original Santa Fe deposit. The La Victoria deposits were discovered more recently and records obtained by MIM suggest mining was carried out from 1966 to 1970.   Minera Corzo, S.A. commenced operations in 1966 but ceased soon after.  The La Victoria Mine came under the control of Nacional Financiera S.A. in 1973.  At their request, Consejo de Recursos Minerales (CRM) evaluated the area and conducted a resource study from 1974 to 1978 resulting in a “probable reserve” (their description) of 346,000 tonnes.   The CRM quotes resources for the area of 2,000,000 tonnes at 2 g/t Au and 19 g/t Ag for San Sebastian, 500,000 tonnes at 4.9 g/t Au and 181 g/t Ag for the La Victoria and 260,000 tonnes at 3.1 g/t Au and 47 g/t Ag for the El Cobre deposits.  In 1991, CRM conducted additional exploration work in the immediate Santa Fe area defining a resource of 400,000 ounces of gold (pers. Comm. - M. Miranda).  None of these resources are 43-101 compliant.

16.4

Geological Setting

The area is underlain by a sedimentary sequence of Eocene shales and sandstones in the southeast and northwest with carbonate rocks of possible Oligocene age to the south and northeast. The sedimentary package is intruded by a medium grained granodiorite unit which outcrops in the central portion of the area, grades to monzonite locally and is regionally distributed.  It is strongly chloritized and sericitized and contains biotite veinlets.   Felsic porphyries related to mineralization are argillized and chloritized (Miranda, Gasca, Martinez, 2000 site visit).   Hornfels and skarn related to the intrusions are common throughout the area.  The sedimentary units show extensive folding and faulting with the two main fault systems at right angles to each other trending NW-SE and NE-SW.   The intrusive activity is calc-alkaline dacitic to andesitic, related to volcanic activity of Pliocene to Pleistocene age, which is related to the subduction of the Cocos Tectonic Plate below the continental Chiapas plate.  This arc is referred to as the Trans Volcanic Belt to the northwest and as the Central American Volcanic arc to the southeast.

17.0

MINERAL PROCESSING AND METALLURGICAL TESTING

At this time there is no information on mineral processing and metallurgical testing.

18.0

MINERAL RESOURCE ESTIMATES

18.1 Data Analysis

A total of 8,372 gold assays were taken from 85 holes within the Campamento area. A listing of drill holes used in this study is included as Appendix 2.  The assays were plotted on a lognormal cumulative probability plot shown below in Figure 19.  A single lognormal population will plot as a straight line in this graphical technique.  Multiple overlapping populations will plot as a curve line with inflection points determining the breaks between these populations.  On the graph below the solid black dots represent the data points.  The vertical lines show the interpreted inflection points between the populations.  Breaking or partitioning these populations out produces the lines shown as open circles.  Recombining these interpreted populations back is a check on how valid the interpretation is and is shown as open triangles.  In this case the check is very close to the original data indicating a reasonable fit.

A total of 4 overlapping lognormal gold populations are shown to make up the total gold distribution.  These populations are summarized in Table 6 below.

Table 6:

Summary of Gold populations present at Campamento

Population	Mean Au (g/t)	Proportion Of Data	Number of Assays
1	37.87	0.20%	17
2	10.75	4.47%	374
3	0.43	67.26%	5,632
4	0.02	28.06%	2,349

An explanation of these populations might be population 1 represents erratic high grades that need to be capped.  In examining the data, however, these assays always occur in areas surrounded by population 2 and are possibly just a higher concentration of mineral.  A more reasonable approach would be to cap the upper tail of this population at 45 g Au/t.  A total of 5 samples are capped at 45 g Au/t.  Populations 1 and 2 represent the higher grade core of the Campamento Zone with mean grades of 37.87 and 10.75 g Au/t respectively.  This higher grade core is surrounded by a lower grade envelope, population 3, which is perhaps related to structure and veining.  Population 3 has a mean of 0.43 g Au/t and represents 67% of the samples.  Population 4 would represent background gold in the host rock with a mean of 0.02 g Au/t.  An effective threshold to separate populations 3 and 4 would be two standard deviations above the mean of population 4, a value of 0.29 or say 0.3 g Au/t.  This threshold, when modelled in a three dimensional solid, can be compared to structural and alteration domains.  A threshold that might separate the higher core zones of populations 1 and 2 might be 4.7 g Au/t, 2 standard deviations above the mean of population 3.

A similar procedure was used to cap 7 silver assays at 191 g Ag/t.

18.11

Analysis of ICP Data

Supplied with gold and silver assays for the Campamento Project were 33 element ICP analysis for all samples.  This data base was evaluated with the use of a Dendrograph.  The Dendrograph (McCammon and Wenninger, 1970; McCammon, 1968) is a graphical method of clustering that depends on correlation coefficients.  Referring to the dendograph Figure 20 for Campamento, gold has the best correlation with Ag.  The Au-Ag mineralization has the best correlation with a group of elements including, Mn, Mo, Sb, Pb, Zn and Cd.  Other groups that cluster together and probably relate to alteration and/or host rocks are:

-

Co, Fe, V, Al, Ga

-

S, Mg, Sc, Ni, Cr

-

Cu, W

-

P, Be

-

Ca, Sr, Ba

-

B, K, As, Hg, Tl, Ti, La, U and Na

CAMPAMENTO PROJECT ICP DATA
06/04/27
09:31:55
N = 8370(8370,8370)
Subset(s) not shown:
none hidden
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
COPPM
FEPC
VPPM
ALPPM
GAPPM
SPC
MGPC
SCPPM
BIPPM
CUPPM
WPPM
PPPM
BEPPM
AGGPT
AUGPT
MNPPM
MOPPM
SBPPM
PBPPM
BAPPM
BPPM
KPC
ASPPM
HGPPM
TLPPM
TIPC

Figure 20: Dendograph for Campamento Assays

18.2

Geological Model

Based on the assay statistics a threshold of 0.3 g/t Au effectively outlined the mineralization for the Campamento Zone.  This 0.3 g/t Au envelope also matched well with a zone of intense fracturing mapped by Linear geologists.

Figure 21:  Plan view showing limits of Strong Fracture zone in red and drill holes with colour coded gold assays

18.3

Composites

Drill holes were compared to geologic 3 dimensional solids with the points at which the holes entered and left the solids recorded.  Uniform down hole 5 m composites were produced to honour the solid boundaries.  Small segments at the contacts of the solids were combined with the adjoining sample, if less than 2.5 m in length and left as a composite if greater than 2.5 m.  In this manner, composites formed a uniform support of 5 ± 2.5 m.  The samples statistics for the gold and silver composites are presented in Table 7.

Table 7:

Summary of statistical parameters for Gold and Silver 5 m composites

	Au (g/t)	Ag (g/t)
Number	3,617	3,617
Mean	1.16	5.46
Standard Deviation	2.89	13.11
Minimum Value	0.002	0.10
Maximum Value	32.0	156.6
Coefficient of Variation	2.49	2.40

18.4

Variography

Pairwise relative semivariograms were used to model both gold and silver composites at Campamento.  The horizontal plane was first examined with semivariograms produced in a variety of azimuths with zero dip.  The direction of maximum continuity for both gold and silver was N 70 E.  The vertical plane perpendicular to this was then tested and the vertical direction showed the longest continuity.  Nested spherical models were fit to all directions with a geometric anisotropy demonstrated.  The parameters are summarized below in Table 8.  Individual semivariograms in the three principal directions for gold and silver are shown in Appendix 3.

Table 8:

Summary of semivariogram parameters for Campamento

Variable	Direction	Co	C1	C2	Short Range (m)	Long Range (m)
Au	Az. 70 Dip 0	0.12	0.28	0.55	5	95
	Az. 340 Dip 0	0.12	0.28	0.55	28	50
	Az. 0 Dip -90	0.12	0.28	0.55	20	180
Ag	Az. 70 Dip 0	0.20	0.25	0.45	30	95
	Az. 340 Dip 0	0.20	0.25	0.45	33	54
	Az. 0 Dip -90	0.20	0.25	0.45	22	140

18.5

Block Model

A block model of 10 x 10 x 5 m blocks was built to cover the mineralized solids.  For each block the proportion of the block within the mineralized solid and below topography was recorded.  In addition an interpreted oxidation surface was queried with the proportion of each block above and below this surface recorded.   Figure 22 shows an isometric view of the block model and drill hole composites.

The origin of the model is as follows:

Lower Left Corner

492400 E

10 m wide

 60 columns

1908000 N

10 m long

 60 rows

Top of Model

16100 Elev

 5 m high

167 levels

No Rotation

Drill Hole Composites
within Waste
BLOCKS WITHIN 0.3 g/t
SOLID
Drill Hole Composites
within 0.3 g/t Au Solid
North
East

Figure 22:  Isometric view of Campamento block model with blocks within 0.3 g Au/t solid and drill hole composites shown.

18.6

Interpolation

Block grades for gold and silver, for all blocks with some proportion within the mineralized solid, were estimated by ordinary kriging using a minimum of 4 composites and maximum of 8.  The estimation process was completed in a series of passes with an expanding search ellipse for each successive pass.  The first pass used a search ellipse oriented in the directions of anisotropy with dimensions equal to ¼ of the semivariogram ranges.  The vertical direction during the first pass was restricted to 6 m to force the use of at least two drill holes.  If the minimum of 4 composites was found the block was estimated. For blocks not estimated during pass 1 the ellipse was expanded to ½ the semivariograms range and the exercise was repeated.  A third pass was made using the full semivariogram range and a fourth pass using twice the range was used to fill in the remaining blocks.  The search directions, distances and numbers of blocks estimated are summarized below in Table 9.

A similar strategy was used to estimate the waste for any blocks with some portion outside the mineralized solid.

Table 9:

 Search Parameters for Ordinary Kriging

Variable	Pass	Number Estimated	Direction	Dist. (m)	Direction	Dist. (m)	Direction	Dist. (m)
Au (g/t)	1	2,614	Az 70 Dip 0	23.75	Az 340 Dip 0	12.5	Az 0 Dip -90	6.0
	2	25,132	Az 70Dip 0	47.5	Az 340 Dip 0	25.0	Az 0 Dip -90	12.0
	3	24,618	Az 70 Dip 0	95.0	Az 340 Dip 0	50.0	Az 0 Dip -90	24.0
	4	5,295	Az 70 Dip 0	190.0	Az 340 Dip 0	100.0	Az 0 Dip -90	50.0
Ag (g/t)	1	2,972	Az 70 Dip 0	23.75	Az 340 Dip 0	13.5	Az 0 Dip -90	6.0
	2	26,046	Az 70 Dip 0	47.5	Az 340 Dip 0	27.0	Az 0 Dip -90	12.0
	3	24,061	Az 70 Dip 0	95.0	Az 340 Dip 0	54.0	Az 0 Dip -90	24.0
	4	4,580	Az 70 Dip 0	190.0	Az 340 Dip 0	100.0	Az 0 Dip -90	50.0
Au (g/t) In Waste	1	333	Az 70 Dip 0	23.75	Az 340 Dip 0	12.5	Az 0 Dip -90	6.0
	2	11,016	Az 70 Dip 0	47.5	Az 340 Dip 0	25.0	Az 0 Dip -90	12.0
	3	37,697	Az 70 Dip 0	95.0	Az 340 Dip 0	50.0	Az 0 Dip -90	24.0
	4	93,738	Az 70 Dip 0	190.0	Az 340 Dip 0	100.0	Az 0 Dip -90	50.0
Ag (g/t) In Waste	1	403	Az 70 Dip 0	23.75	Az 340 Dip 0	13.5	Az 0 Dip -90	6.0
	2	11,665	Az 70 Dip 0	47.5	Az 340 Dip 0	27.0	Az 0 Dip -90	12.0
	3	39,555	Az 70 Dip 0	95.0	Az 340 Dip 0	54.0	Az 0 Dip -90	24.0
	4	91,161	Az 70 Dip 0	190.0	Az 340 Dip 0	100.0	Az 0 Dip -90	50.0

A weighted average grade was established for blocks containing both mineralized material and waste.

18.7

Bulk Density

Specific gravity was completed down selected drill holes throughout the deposit. A piece of core is obtained for bulk specific gravity (BSG) determination. BSG is defined as the ratio of the mass of a given volume of rock to the mass of an equal volume of water.

The method of determination used involves weighing oven dried (12 hours) drill core samples in air, then coating the samples with paraffin wax (Microsere® 5714) reweighing the paraffin-coated samples in air, and then finally weighing the paraffin-coated samples while submersed in water. Paraffin-coating technique was employed to account for volumes of pore space within any given samples.

A total of 591 samples were taken from 5-20 m down the length of the drill holes at changes of lithology / alteration / mineralization and depending upon the availability of adequate sample material.

Table 10:

Statistics for Bulk Density Measurements

SG
Number of Measurements	591
Mean Value	2.39
Standard Deviation	0.32
Minimum value	1.22
Maximum value	5.06
Coefficient of Variation	0.13

Bulk density was interpolated into blocks using Inverse Distance Squared with the same search ellipses as gold.  Blocks still not estimated after pass 4 were assigned the average bulk density of the deposit, a value of 2.39.

18.8

Classification

Based on the study herein reported, delineated mineralization of the Campamento Project is classified as a resource according to the following definition from National Instrument 43-101:

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

“A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Based on surface mapping and drill hole information the geologic continuity is well established within the zone of intense fracturing.  Grade continuity can be quantified by semivariogram analysis.  The estimation of blocks in multiple passes, with expanding search ellipses based on the ranges of semivariograms, is a method of using the grade continuity to determine classification.

Blocks estimated during pass 1 using ¼ of the semivariogram ranges to limit the search ellipse dimensions, a minimum of 2 drill holes and located above the 1200 elevation where there is sufficient drill hole data are classed as measured.   Blocks estimated in pass 2 using a search ellipse with dimensions equal to ½ the semivariogram range were classed indicated.  All other blocks estimated were classed inferred.

The results are presented in a set of tables for each classification type.

At this stage of the project there has been no economic evaluation completed so an economic cutoff has not been established.

A reasonable cutoff for an open pit in Mexico might be 0.5 g Au/t.  A whole range of gold cutoffs are provided in each table to demonstrate the grade and tonnage distribution as a function of cutoff.

Table 11: CAMPAMENTO PROJECT - June 2006 Estimate
Using Diluted whole blocks - Measured
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.30	2,410,000	2.900	13.247	225,000	1,030,000
0.40	2,170,000	3.182	14.474	222,000	1,010,000
0.50	1,950,000	3.494	15.837	219,000	990,000
0.60	1,790,000	3.748	16.959	216,000	980,000
0.70	1,680,000	3.957	17.876	214,000	970,000
0.80	1,540,000	4.233	19.078	210,000	940,000
0.90	1,440,000	4.467	20.107	207,000	930,000
1.00	1,320,000	4.795	21.540	203,000	910,000
1.10	1,220,000	5.111	22.831	200,000	900,000
1.20	1,140,000	5.386	24.053	197,000	880,000
1.30	1,080,000	5.627	25.087	195,000	870,000
1.40	1,030,000	5.824	25.886	193,000	860,000
1.50	990,000	5.988	26.511	191,000	840,000
2.00	850,000	6.719	29.114	184,000	800,000
2.50	760,000	7.261	31.053	177,000	760,000
3.00	667,000	7.864	32.996	169,000	710,000
3.50	600,000	8.381	34.464	162,000	660,000
4.00	537,000	8.918	36.100	154,000	620,000

Table 12: CAMPAMENTO PROJECT - June 2006 Estimate
Using Diluted whole blocks - Indicated
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.30	22,000,000	1.277	5.534	903,000	3,910,000
0.40	18,480,000	1.454	6.174	864,000	3,670,000
0.50	15,620,000	1.638	6.790	823,000	3,410,000
0.60	13,500,000	1.809	7.362	785,000	3,200,000
0.70	11,890,000	1.966	7.931	752,000	3,030,000
0.80	10,390,000	2.142	8.546	716,000	2,850,000
0.90	9,130,000	2.320	9.191	681,000	2,700,000
1.00	8,050,000	2.505	9.845	648,000	2,550,000
1.10	7,010,000	2.720	10.626	613,000	2,390,000
1.20	6,230,000	2.919	11.363	585,000	2,280,000
1.30	5,550,000	3.121	12.094	557,000	2,160,000
1.40	5,000,000	3.316	12.829	533,000	2,060,000
1.50	4,540,000	3.505	13.533	512,000	1,980,000
2.00	2,970,000	4.453	17.000	425,000	1,620,000
2.50	2,270,000	5.147	19.303	376,000	1,410,000
3.00	1,800,000	5.770	21.100	334,000	1,220,000
3.50	1,479,000	6.322	22.390	301,000	1,060,000
4.00	1,247,000	6.802	23.548	273,000	940,000

Table 13: CAMPAMENTO PROJECT - June 2006 Estimate
Using Diluted whole blocks - Inferred
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.30	41,910,000	0.704	2.491	949,000	3,360,000
0.40	28,980,000	0.866	2.922	807,000	2,720,000
0.50	21,750,000	1.006	3.231	703,000	2,260,000
0.60	17,210,000	1.127	3.441	624,000	1,900,000
0.70	13,890,000	1.241	3.613	554,000	1,610,000
0.80	11,180,000	1.361	3.802	489,000	1,370,000
0.90	8,670,000	1.510	3.943	421,000	1,100,000
1.00	7,130,000	1.632	4.006	374,000	920,000
1.10	5,880,000	1.756	4.105	332,000	780,000
1.20	4,910,000	1.877	4.204	296,000	660,000
1.30	3,910,000	2.036	4.289	256,000	540,000
1.40	3,160,000	2.200	4.387	224,000	450,000
1.50	2,470,000	2.407	4.522	191,000	360,000
2.00	1,186,000	3.178	5.093	121,000	190,000
2.50	828,000	3.591	5.218	96,000	140,000
3.00	542,000	4.048	5.370	71,000	90,000
3.50	351,000	4.495	5.729	51,000	60,000
4.00	201,000	5.030	6.432	33,000	40,000

Table 14: CAMPAMENTO PROJECT - June 2006 Estimate
Using Diluted whole blocks - Measured plus Indicated
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.30	24,410,000	1.437	6.294	1,128,000	4,940,000
0.40	20,650,000	1.635	7.045	1,086,000	4,680,000
0.50	17,560,000	1.844	7.792	1,041,000	4,400,000
0.60	15,290,000	2.036	8.486	1,001,000	4,170,000
0.70	13,570,000	2.212	9.161	965,000	4,000,000
0.80	11,930,000	2.413	9.910	926,000	3,800,000
0.90	10,580,000	2.614	10.682	889,000	3,630,000
1.00	9,370,000	2.828	11.494	852,000	3,460,000
1.10	8,230,000	3.074	12.433	813,000	3,290,000
1.20	7,370,000	3.300	13.326	782,000	3,160,000
1.30	6,630,000	3.528	14.204	752,000	3,030,000
1.40	6,030,000	3.744	15.057	726,000	2,920,000
1.50	5,530,000	3.950	15.859	702,000	2,820,000
2.00	3,820,000	4.956	19.690	609,000	2,420,000
2.50	3,020,000	5.676	22.241	551,000	2,160,000
3.00	2,470,000	6.336	24.315	503,000	1,930,000
3.50	2,080,000	6.916	25.874	463,000	1,730,000
4.00	1,785,000	7.439	27.327	427,000	1,570,000

19.0

OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information not covered by previous sections.

20.0

INTERPRETATION AND CONCLUSIONS

Quality assurance / quality control data on blanks, standards and duplicates indicate the assay data collected on the Campamento deposit is of sufficient quality to estimate a Resource.

Gold / silver assays from 85 diamond drill holes within the Campamento Deposit were used to produce a resource estimate.  Sample statistics showed five gold assays should be capped at 45 g/t and seven silver assays at 191 g/t.  Semivariograms produced on 5 m composites showed the directions of maximum continuity to be Azimuth 070 Dip 0 and Azimuth 0 dip -90 for both gold and silver.

A geologic model based on a zone of intense fracturing and corresponding to a 0.3 g/t Au grade shell was used to constrain the resource estimate.

Gold and silver grades were interpolated into blocks 10 x 10 x 5 m in dimension by ordinary kriging.

A total of 591 bulk density determinations on waxed pieces of core allowed for bulk density to be interpolated into the block model.

The estimated blocks were classified as measured, indicated or inferred based on geologic and grade continuity.  At a 0.5 g/t Au cutoff a total of 17.56 million tonnes averaging 1.84 g Au/t and 7.8 g Ag/t were classed as measured plus indicated.  An additional 21.75 million tonnes averaging 1.0 g Au/t and 3.2 g Ag/t were classed inferred at a similar 0.5 g Au/t cutoff.

21.0

RECOMMENDATIONS

It is recommended that this block model be used to produce a preliminary scoping study to determine viability of this project.  Based on the results of this study the merits of infill drilling versus further exploration drilling can be evaluated.

22.0

BIBLIOGRAPHY

Colin Nash & Associates Pty Ltd (2002) - Interpretation of Landsat TM Imagery, Chiapas State, Mexico, for M.I.M. Exploration Pty Ltd, Internal M.I.M. Correspondence

Corbett GJ, Leach TM (1998) - Southwest Pacific Rim gold - copper systems. Structure, alteration, and mineralization. Soc. Econ Geol. Spec. Publ. No. 6

Consejo de Recursos Minera (2000) - Geological-Mining Monograph of the State of Chiapas: Compiled and Prepared by Jesus Castro-Mora and Luis Enrique Ortiz-Hernández: ISBN 968-6710-89-2

Clark, J.G. (2005) - Petrographic / Catholodoluminiscence Characterization of Host Rock and Vein Samples from the Ixhuatan Gold Deposit, Chiapas, Mexico; for Linear Gold Corp; Applied Petrographics, Portland, Oregon; August 4, 2005.

Clark, J.G. (2005) - Ore Mineralogy of Selected Samples and Factors Influencing Metallurgical Extraction from the Ixhuatan Gold Deposit, Chiapas, Mexico; for Linear Gold Corp; Applied Petrographics, Portland, Oregon; June 22, 2005.

Dimmell, P.M. (2005) – Report on exploration for 2005 Annual Information Form of Linear Gold Corp on the Ixhuatan Property, Chipas State, Mexico.; 43-101 Report for Linear Gold Corp., Nov. 25, 2005

Ewert, W.D., Comeau, R.L. (2003) - Geological Report on the Amplacion Pueblo Viejo, Loma el Mate, and Lome Hueca Concessions, Dominican Republic and the Ixhuatan, and Regional Chiapas Properties, Chiapas State Mexico, for Linear Resources Inc., Report No. 856, A.C.A. Howe International Limited, Toronto, Ontario, Canada, October 1, 2003.

Ewert, W. D., & Watson, Roger (2003) - Report on An Evaluation of The Geological and Geophysical Data in The San Anton (Wheaton River), Pueblo Viejo (APV), Chiapas Region and Ixhautan Areas, for Linear Resources Inc.; Internal Report, July 13, 2003

McCammon, R.B. (1968) – The Dendrograph: A new tool for Correlation; GSA Bulletin, v. 79 p. 1663-1670

McCammon, R.B., and Wenninger G. (1970) – The Dendrograph: computer Contributions 48, State Geological Survey, The University of Kansas, Lawrence, Kansas.

Miranda-Gasca, Miguel A. & Martinez, Julian Roldan (2000) - Geology and Mineralization of the Pliocene Santa Fe Au-Cu-Ag-Mo Deposits, Solosuchiapa Municipality, Chiapas State, Mexico; Internal MIM Mexico S.A. de C.V. document, March 2000.

Miranda, M. (2000) - Santa Fe, Chiapas; Infernal MIM Mexico S.A. de C.V. Memo to P. Pyle, January 20, 2000.

Sillitoe RH, Bonham HF Jr (1984) - Volcanic landforms and ore deposits, Econ Geol 79: 1286-1298.

Watson, Roger (2003) - Geophysical Data in the Wheaton River, Ann Mason, Chiapas Region and Ixhautan Areas; for A.C.A. Howe International Inc., 330 Bay Street, Toronto, Canada, July 11, 2003

White, N.C. (2005) - Report on a Visit to Linear Gold Corporation's Ixhuatan Project, Chiapas State, Mexico, June-July 2005, internal Linear Gold Corporation Report

23.0

CERTIFICATE G.H. Giroux

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

 2)

I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3)

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

 4)

I have practiced my profession continuously since 1970.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6)

This report is based on a study of the data and literature available on the Campamento Project. I am responsible for the Sections 14-21, including the resource estimations completed in Vancouver during 2006. I am also responsible for the preparation of the Technical Report.   I have visited the property on April 19-20, 2006.

7)

I have not previously worked on this property.

8)

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

 9)

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10)

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this 22nd day of June, 2006

“signed and sealed”

G. H. Giroux, P.Eng, MASc.

APPENDIX 1

QA/QC PLOTS

BLANK SAMPLES

BLK-ALS – Blanks run at ALS

BLK-LMS – Blanks run at LMS

BLK-SST – Blanks run at SST

STANDARDS

SF12 – Au Standard with expected value = 0.819 g/t (199 samples)

SJ10 – Au Standard with expected value = 2.643 g/t (81 samples)

OXH29 – Au Standard with expected value = 1.298 g/t (56 samples)

SJ22 – Au Standard with expected value = 2.604 g/t (120 samples)

SF23 – Au Standard with expected value = 0.831 g/t (32 samples)

DUPLICATES

Original assays from ALS compared to duplicates from SGS

Process Performance Chart
UCL
Production data
BLK-ALS
ppm Au
Data
Batch re-run / previous result 0.048g. Sample follows a 1.47g sample and does not fall within 1% carry-over, however the previous 9 samples are all high grade.
Sample follows high grade sample of 3.16g & falls within 1% carry-over.
Sample follows high grade sample of 17.4g & falls within 1% carry-over.
Samples do not fall within 1% carry-over, however batch is reasonably high grade.
Sample re-run, however still lies outside of allowable 1% carry-over.
Sample follows high grade sample of 18.15g & falls within 1% carry-over.
Sample does not fall within 1% carry-over /to be re-run?
Sample does not fall within 1% carry-over, however the previous 12 samples are just below or over 1g.
Sample does not fall within 1% carry-over, however after a reasonably high grade run of samples.
Sample before has value 0.016, sample mix-up? Re-run not requested as in WA.
Possible mix-up with sample below? Re-run not requested as in WA.
Samples re-run, however still lie outside of allowable 1% carry-over.
Sample does not fall within 1% carry-over, re-run not requested as in WA.
Mix-ups in both samples? Re-run not requested as in WA.
Sample before has value >0.005, most likely a sample mix-up. Re-run not requested as in CM.
Date: 8 February 2006

Process Performance Chart
UCL
Production data
BLK-LMS
ppm Au
0.10
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
0
10
20
30
40
50
Data
Sample re-run confirmed high value
Sample follows high grade sample of 5.67g & falls within 1% carry-over.
Sample follows high grade sample of 36.8g & falls within 1% carry-over.
Sample follows high grade sample of 2.32g & falls within 1% carry-over.
Date: 8 February 2006

Process Performance Chart
UCL
Production data
BLK-SST
High Blank WO, # GU06022997, IX-94
re-analsisys April 06/2006, re-run Apr 06
Problem reported, possible
mix-up (24th Jan)
Sample follow high grade(6.14 g/t)
High Blank WO, # GU06021600, IX-95
re-analsisys April 06/2006
High Blank WO, #
GU06016545, IXNA06-06
High blank in GU06018545
IX-100 re-run May 6th
Sample follows high grade sample of
7.86g & falls within 1% carry-over.
blank 26% carry over
blank 6 %, carry over
blank 20% carry over
ppm Au
0.10
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
-3 7 17 27 37 47 57 67 77 87 97 107 117 127 137 147 157 167 177 187 197 207 217 227 237 247 257 267 277 287
Data

Process Performance Chart

SF12

Mean
LCL (-3SD)
UCL (+3SD)
Production data
Standard
UCL(+2SD)
LCL(-2SD)
0.95
0.90
0.85
0.80
0.75
0.70
ppm Au
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
Data
RE-ANALISYS
WO- GU06018545
IXNA06-06
24 Jan: Re-run of batch requested (Au/Ag only).
Re run GU06018545, May 6th STD in the

Process Performance Chart

SJ10

Mean
LCL (-3SD)
UCL (+3SD)
Production data
Standard
UCL(+2SD)
LCL(-2SD)
Not sufficient sample to perform re-run.
ppm Au
2.90
2.85
2.80
2.75
2.70
2.65
2.60
2.55
2.50
2.45
2.40
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
Data

DATE: 8 February 2006

Process Performance Chart

OXH29

Mean
LCL (-3SD)
UCL (+3SD)
Production data
Standard
UCL(+2SD)
LCL(-2SD)
1.50
1.45
1.40
1.35
1.30
1.25
1.20
1.15
1.10
ppm Au
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56
Data
low standard on WO #
GU06018545, IXNA06-06
re-run March28

Process Performance Chart

SJ22
Mean
LCL (-3SD)
UCL (+3SD)
Production data
Standard
UCL(+2SD)
LCL(-2SD)
Re-run requested (April 21), GU06025315, IX-97
Re-run requested (April 19), GU06025317, IX-94
Re-run requested (8th Jan)
Re-run requested (April 06), GU06022997, IX-94
RE-ANALISYS REQ. WO-GU06018545 IXNA06-06
ppm Au
2.80
2.75
2.70
2.65
2.60
2.55
2.50
2.45
2.40
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 105 110 115 120
Data

Duplicate data

APPENDIX 2

LISTING OF DRILL HOLES USED IN STUDY

HOLE           EASTING     NORTHING  ELEVATION   HLENGTH  PROJ_ID

IX-09        492517.32   1908333.72    1338.03    159.11  IXHUATAN

IX-102       492887.27   1908411.90    1574.97    300.00  IXHUATAN

IX-11        492539.15   1908319.06    1343.88    163.68  IXHUATAN

IX-12        492600.29   1908344.65    1351.65    153.00  IXHUATAN

IX-13        492447.42   1908320.98    1326.60    136.31  IXHUATAN

IX-14        492445.41   1908374.05    1296.55    121.31  IXHUATAN

IX-15        492635.05   1908382.00    1356.42    127.10  IXHUATAN

IX-16        492609.72   1908403.08    1345.29    165.20  IXHUATAN

IX-17        492620.47   1908306.14    1336.02    173.13  IXHUATAN

IX-18        492481.56   1908144.38    1443.62    164.50  IXHUATAN

IX-19        492669.59   1908382.12    1368.38    151.79  IXHUATAN

IX-20        492639.00   1908294.00    1351.00    154.84  IXHUATAN

IX-21        492647.42   1908339.60    1379.87    131.98  IXHUATAN

IX-22        492673.32   1908314.05    1391.55    116.74  IXHUATAN

IX-23        492544.09   1908344.63    1312.55    149.66  IXHUATAN

IX-24        492616.61   1908328.73    1352.30    142.34  IXHUATAN

IX-25        492623.51   1908358.03    1356.19    103.63  IXHUATAN

IX-26        492636.28   1908258.52    1375.76    100.28  IXHUATAN

IX-27        492653.49   1908281.40    1362.73    143.87  IXHUATAN

IX-28        492606.60   1908240.14    1377.23    130.15  IXHUATAN

IX-29        492634.43   1908171.52    1465.32    172.82  IXHUATAN

IX-30        492633.16   1908228.35    1398.05    134.72  IXHUATAN

IX-31        492647.66   1908220.99    1414.52    127.10  IXHUATAN

IX-32        492656.14   1908236.63    1404.80    123.44  IXHUATAN

IX-33        492611.08   1908215.53    1396.15    133.20  IXHUATAN

IX-34        492656.61   1908236.69    1404.85    128.63  IXHUATAN

IX-35        492654.79   1908235.42    1404.74    122.53  IXHUATAN

IX-36        492646.77   1908220.48    1414.51    130.15  IXHUATAN

IX-37        492651.92   1908277.11    1364.15    131.98  IXHUATAN

IX-38        492673.35   1908314.32    1391.55    167.03  IXHUATAN

IX-39        492651.91   1908277.31    1364.15     81.64  IXHUATAN

IX-40        492695.55   1908309.37    1410.47    177.70  IXHUATAN

IX-41        492677.43   1908273.24    1402.15    122.53  IXHUATAN

IX-42        492695.55   1908309.37    1410.47    139.29  IXHUATAN

IX-43        492677.68   1908273.45    1401.84    156.36  IXHUATAN

IX-44        492667.89   1908341.71    1383.10    153.01  IXHUATAN

IX-45        492636.17   1908257.38    1375.84    142.34  IXHUATAN

IX-46        492607.47   1908269.52    1358.17     93.57  IXHUATAN

IX-47        492527.17   1908305.35    1345.01    130.15  IXHUATAN

IX-48        492526.08   1908370.11    1293.00     92.35  IXHUATAN

IX-49        492526.98   1908305.72    1345.01    139.70  IXHUATAN

IX-50        492526.08   1908370.11    1293.00     92.05  IXHUATAN

IX-51        492478.72   1908372.83    1311.17    121.31  IXHUATAN

IX-52        492478.49   1908372.57    1310.85    119.79  IXHUATAN

IX-53        492704.66   1908160.77    1492.05    330.10  IXHUATAN

IX-54        492606.94   1908269.30    1358.15    185.32  IXHUATAN

IX-55        492487.21   1908358.54    1321.31     50.00  IXHUATAN

IX-56        492588.94   1908266.14    1361.50     24.30  IXHUATAN

IX-56B       492588.94   1908266.14    1361.50    399.29  IXHUATAN

IX-57        492513.01   1908139.76    1439.91     85.34  IXHUATAN

IX-59        492572.34   1908210.80    1385.16    235.34  IXHUATAN

IX-60        492529.94   1908236.77    1360.66    116.43  IXHUATAN

IX-62        492770.89   1908248.22    1483.91    396.24  IXHUATAN

IX-63        492533.89   1908263.93    1349.33    163.68  IXHUATAN

IX-64        492572.69   1908210.76    1385.48    303.89  IXHUATAN

IX-66        492570.41   1908210.62    1385.19    227.84  IXHUATAN

IX-67        492634.84   1908256.96    1375.76    283.46  IXHUATAN

IX-68        492776.51   1908281.10    1485.70    277.37  IXHUATAN

IX-69        492532.22   1908276.15    1345.77    400.81  IXHUATAN

IX-70        492780.77   1908288.55    1486.17     83.82  IXHUATAN

IX-70B       492776.77   1908284.55    1486.17    358.14  IXHUATAN

IX-71        492622.49   1908350.02    1357.86    327.66  IXHUATAN

IX-72        492578.66   1908277.86    1355.71    400.81  IXHUATAN

IX-73        492331.32   1907940.42    1323.71    301.14  IXHUATAN

IX-74        492501.01   1908222.30    1365.21    339.85  IXHUATAN

IX-75        492371.71   1908236.29    1359.28    376.12  IXHUATAN

IX-76        492621.41   1908434.32    1387.10    408.43  IXHUATAN

IX-77        492755.82   1908469.99    1475.83    382.52  IXHUATAN

IX-78        492506.60   1908338.55    1331.27     53.95  IXHUATAN

IX-78B       492506.60   1908338.55    1331.27    650.75  IXHUATAN

IX-79        492826.34   1908328.95    1540.21    201.85  IXHUATAN

IX-80        492828.39   1908254.32    1540.73    163.98  IXHUATAN

IX-81        492463.94   1908307.01    1321.11    444.98  IXHUATAN

IX-82        492574.22   1908280.50    1354.71    155.45  IXHUATAN

IX-83        492598.15   1908298.19    1337.58     53.34  IXHUATAN

IX-84        492637.00   1908375.65    1358.68     80.77  IXHUATAN

IX-85        492694.55   1908308.19    1410.61     91.44  IXHUATAN

IX-86        492676.33   1908270.75    1402.15    160.02  IXHUATAN

IX-87        492471.05   1908201.58    1390.85    100.58  IXHUATAN

IX-88        492696.15   1908308.44    1410.59    132.58  IXHUATAN

IX-89        492692.92   1908371.86    1382.36    171.30  IXHUATAN

IX-90        492573.04   1908280.67    1354.65    100.50  IXHUATAN

IX-90B       492572.03   1908280.87    1354.68    606.00  IXHUATAN

IX-91        492692.46   1908372.69    1382.41     95.40  IXHUATAN

IX-92        492730.66   1908382.09    1405.86    208.79  IXHUATAN

APPENDIX 3

SEMIVARIOGRAMS FOR GOLD AND SILVER

C0 = .12D

C1 = .28D

C2 = .55D

A1 = 5.D

A2 = 95.D

Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

CAMPAMENTO AU - AZ 70 DIP 0

C0 = .12D
C1 = .28D
C2 = .55D
A1 = 28.D
A2 = 50.D
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

CAMPAMENTO AU - AZ 340 DIP 0

CO = .120
C1 = .280
C2 = .550
A1 = 20.0
A2 = 180.0
Number of Pairs
770
2426
2374
2286
2261
2448
2617
3016
3556
3795
3825
4117
3883
3986
4078
4075
4063
3975
3849
3801
3710
3578
3531
3447
3375
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

CAMPAMENTO AU - AZ 0 DIP -90

C0 = .200

C1 = .250

C2 = .450

A1 = 30.0

A2 = 95.0

Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

CAMPAMENTO AG - AZ 70 DIP 0

C0 = .20D

C1 = .25D

C2 = .45D

A1 = 33.D

A2 = 54.D

Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

CAMPAMENTO AG - AZ 340 DIP 0

C0 = .20D
C1 = .25D
C2 = .45D
A1 = 22.D
A2 = 140.D
Number of Pairs
770
2456
2374
2286
2261
2448
2617
3016
3556
3795
3925
4117
3983
3986
4078
4075
4063
3975
3849
3801
3710
3578
3531
3447
3575
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

CAMPAMENTO AG - AZ 0 Dip -90